Form 10-K405, Exhibit 13
period 1994-12-31
SDNB FINANCIAL CORP
filed 1995-03-23
CIK 702147

EXHIBIT "13"



ANNUAL REPORT TO SHAREHOLDERS

SDNB Financial Corp
1994 Annual Report
(This page also include a graphic of the Company's logo and a photograph of the San Diego National Bank Building.)

SDNB Financial Corp is the holding company for San Diego National Bank and San Diego National Bank Building Joint Venture. San Diego National Bank was established in 1981 to provide San Diego business with an independent, community bank delivering superb service and competitive consumer and commercial financial products. Our continuing goal is to maintain the position as a leading community bank in San Diego County. We serve our clients in a profitable and ethical manner while helping to improve the quality of life in our community, America's Finest City.

FINANCIAL HIGHLIGHTS

                               1990     1991     1992     1993     1994
For the Year, In Thousands

Total interest income       $17,213  $15,116  $12,334  $11,930  $11,818
Net interest income           8,912    8,468    8,321    8,571    8,912
Securities gains, net             0       80       25        0        0
Provision for loan losses       635    1,270    1,320    2,950    1,850
Netincome (loss)                740     (511)  (2,211)  (2,562)    (159)

At Year End, In Thousands

Assets                     $177,704 $205,232 $194,689 $170,693 $173,185
Deposits                    144,556  154,979  164,739  138,150  138,276
Loans, net                  123,445  119,817  130 010  108,511   94,910
Investment securities        25,856   15,006   17,943   30 227   27 231
Long term obligations        11,038   10 881   10,630   10,379   10,158
Shareholders' equity         14,815   14,261   12 050    9,488    8,969

Per Share, Retroactively Adjusted for Stock Dividends

Net income (loss)            $ 0.46   $(0.33)  $(1.44)  $(1.67)  $(0.10)
Cash Dividends paid            0.22     0.08     0.00     0.00     0.00
Shareholders' equity           9.71     9.27     7.83     6.17     5.83

The recessionary grip on the San Diego economy began to show signs of easing in 1994. Reflecting positive momentum in the local business sector, SDNB Financial Corp made tremendous gains moving toward profitability. The loss for the Company was $159,000 in 1994 compared to a loss of $2,562,000 in 1993. Profits for San Diego National Bank were $382,000 in 1994 compared to a loss of $1,870,000 in 1993. Through-out the year, the Company continued to set the standard for community banks. Investing heavily in the well-being of the business and civic communities, San Diego National Bank, one of San Diego's remaining locally-owned financial institutions, dedicated itself to meeting the challenges of securing a healthier economic environment. Whether it was working with Mayor Susan Golding and the Greater San Diego Chamber of Commerce to make the city more receptive to small businesses, or feeding the hungry at the Rescue Mission, San Diego National Bank was there, making our community a better place to work and live.
Looking to the future, the Company also invested in current opportunities for growth and expansion that abound for a well-capitalized, independent bank holding company with a planned capital infusion of $6 million. An agreement with two limited partnerships managed by WHR Management Corp., a New York-based investment firm, to invest $2.2 million in conjunction with a proposed $3 million rights offering to existing shareholders, is slowly working its way through the process of regulatory approval. Upon the successful completion of the offering to shareholders, WHR will add an additional investment of up to $1.1 million.
A solid economic foundation requires continual stimulation of new jobs and businesses. San Diego National Bank has been an active partner and resource to many innovative projects designed to fuel financial growth and new business start-up. Among these are the Banker's Small Business Community Development Corp. of San Diego County, offering lending assistance to minority, women-owned and other qualified small businesses; Accion International Foundation, a non-profit economic development organization, targeted to low-income families trying to break the cycle of poverty through self-employment; Special Small Business Investment Corp., and the California Southern Small Business Development Corp.
San Diego National Bank representatives serve on the loan committee for the "EMTEK Fund", providing seed capital for emerging technology companies, and the Rehabilitation Loan Committee of the San Diego Housing Commission. Bank representatives are active with Lender's Community Reinvestment Association and other economic development programs.
(This page also has a halftone graphic of the logo "sdnb")

(Photograph described by the caption below) SDNB supports many companies and organizations that are involved in tourism. It is one of the key ingredients in San Diego's economy.

(Photograph described by the caption below)
SDNB Action Squad volunteers lent their hands to United Way's "Hands on San Diego" project. Here, Denyce Hubbard is painting at one of the local youth hostels.

(Photograph described by the caption below)
Our commitment to small business is demonstrated by John McNulty's involvement in the Bankers Small Business Community Development
Corporation (BSB/CDC). It provides financing to minority and women-owned businesses.

(Photograph described by the caption below)
Cultural organizations such as the San Diego Symphony are important to any major city. We, at SDNB, do our part to support their activities.

(Photograph described by the caption below)
Our sponsorship of the "Women Who Mean Business" awards was one example of our commitment to the large number of women who own or operate successful businesses. Murray Galinson is seen here giving an award to one of the event's honorees.

(This page also has a halftone graphic of the word "community")

(Photograph described by the caption below)
Many of our staff volunteer each month to serve seniors lunch at the Senior Community Center of San Diego. Debbie Keeney states it has been a very rewarding experience.

(Photograph described by the caption below)
Murray Galinson is pictured here with Eddy Rose Riley, the winner of our holiday card contest. Eddy Rose attends El Toyon Elementary School in National City, SDNB's "adopted" school.

(Photograph described by the caption below)
Our involvement with the Youth Enterprise Zone (YEZ) enables us to share our business expertise with high school students who desire to become entrepreneurs.

(Photograph described by the caption below)
The staff has raised several hundreds of dollars for charities by paying to dress casual. Recipients of these funds include the American Cancer Society, March of Dimes, Muscular Dystrophy and San Diego Youth &
Community Services.

(Photograph described by the caption below)
SDNB Board member, Midge Costanza, exhibits her artistic talents to Wyland, the famous ocean artist. The painting of the wall by Wyland illustrates our commitment to our environment.

(Photograph described by the caption below)
The Wellness Community, San Diego holds a "duck race" at the Del Mar Fair each year. The proceeds benefit cancer patients and their families. Kristy Gregg is one of many of the SDNB staff that volunteers time at the event.

(Photograph of Charles I. Feurzeig, Chairman of the Board and Murray L. Galinson, President and Chief Executive Officer)

In response to surveys assessing the needs of small to mid-sized business owners and professionals, San Diego National Bank initiated trust, investment and custodial services through Danielson Trust Company and leasing services through Heritage Leasing Capital.
Corporate downsizing and sale of local businesses to institutions headquartered outside of San Diego created a void in the charitable and institutional giving levels. San Diego National Bank employees extended themselves with personal time and monetary contributions to help fill the need. Monthly "casual dress days" for employees who donated to specific charities raised thousands of dollars throughout the year.
SDNB invested in education by contributing expertise and support to educational institutions such as California Western Law School, San Diego State University, University of California, San Diego and our adopted elementary school, El Toyon, in National City. Health was a major focus for the year. The bank hosted a seminar on health care reform and its implication for employers and industry professionals. We sponsored events and raised money for Sharp Rehabilitation Center, the Wellness Community, San Diego Hospice, Mercy Hospital and the UCSD Medical Center.
The list of organizations to which San Diego National Bank employees and board members contribute encompass arts and cultural institutions like the Museum of Photographic Arts, the Symphony and the Opera. Service and volunteer organizations like Big Brothers, United Way, American Red Cross, Junior League, The City Club, Rachel's House, Episcopal Community Services and many others benefited from SDNB's policy of giving back to the community and corporate stewardship.
With three women directors on the board, the Company is serious about women-owned businesses. A goal of recognizing and supplementing the financial needs of this significant entrepreneurial sector was enhanced through involvement in many activities. The painting by internationally famous oceans' artist Wyland on the SDNB Building north wall blossomed into a week-long community celebration of the California gray whale, attracting thousands. Now a landmark, this example of public art serves as a distinguishing symbol of our bank, as well as providing visual testimony to the spirit San Diego National Bank invests in its community.
We are proud of our record of achievement and contribution, and the employees, board members, investors and customers who believe in community banking and commitment.



/s/Charles I. Feurzeig
CHARLES I. FEURZEIG
CHAIRMAN OF THE BOARD



/s/Murray L. Galinson
MURRAY L. GALINSON
PRESIDENT AND CHIEF EXECUTIVE OFFICER

(This page also has a halftone graphic of the word "leadership")

MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview
The results of operations for 1994 reflect a continuation of the problems of a still depressed economy in which the Company operates. The Company recorded a loss for 1994 of $159,000 compared to losses of $2,562,000 and $2,211,000 in 1993 and 1992, respectively. Rising interest rates in 1994 have contributed substantially to the improvement. Also included in 1994 is the recovery of previously expensed legal fees (see "Other Non-Interest Income"). For the past several years, the Company and the Bank have been adversely affected by a number of factors emanating primarily from the condition of the economy in San Diego. These factors, which are more fully described herein, include:
  a. The continued need for high loan loss provisions.
  b. OREO losses and expenses from higher than normal levels of the OREO properties.
  c. Reduced net interest margin between 1992 and 1993 as a result of declining interest rates. An improved net interest margin in 1994, however, as a result of a sharp increase in interest rates.
  d. Reduction in the level of the loan portfolio resulting from continuing low loan demand.
Additionally, the Company has incurred substantial expense in connection with legal fees and provision for additional costs from the Pioneer Mortgage litigation (see "Other Non-Interest Expenses").
While the Company reports a much reduced loss in 1994 than in the prior three years, there can be no assurances that the factors noted above, or other factors, will not continue to adversely impact the Company and the Bank. Discussion of the individual elements of the Company's operations is contained in subsequent sections of this report.

Liquidity and Asset/Liability Management
Monitoring of the Bank's interest rate sensitivity and liquidity is the responsibility of the Asset/Liability Management Committee (ALM), which reports directly to the Management Committee. It is Management's philosophy that ALM manage the Bank's balance sheet to provide the highest possible returns while maintaining an acceptable amount of interest-rate risk and adequate liquidity.
By the nature of its commercial/wholesale focus, the Bank has moderate interest-rate risk exposure in a declining-rate environment. This phenomenon can be seen in the "Static Gap Summary" (Table 1). At December 31, 1994, approximately 75% of the Bank's earning assets adjust immediately to changes in interest rates. Within three months, this increases to 84% of earning assets. Consequently, the Bank utilizes deposit liabilities that also adjust relatively quickly. Within the same three-month period, approximately 95% of the Bank's interest-bearing liabilities (mostly deposits) adjust to current rates.
The Bank's cumulative gap position at the three month repricing interval has remained relatively constant from December 31, 1993 to December 31, 1994; however, the gap at the one day interval has narrowed by 37%. This shift is explained by two factors. First, the Bank was able to increase lower rate, immediately repricable deposits by $11.6 million during 1994. Second, securities sold under repurchase agreements increased by $5.2 million in the one-day maturity time frame. Because of these increases and slowing loan demand, ALM was able to price "money desk" certificates of deposit unattractively, assuring that those funds already in the Bank would be withdrawn at maturity. Money desk funds reduced from a peak of over $14 million in 1993 to under $1 million at December 31, 1994, accounting for the bulk of the decrease in certificates of deposit.
The Bank's liquidity needs are projected by comparing anticipated funding needs against current resources and anticipated deposit growth. Any current surplus of funds is invested to maximize income while maintaining safety and providing for future liquidity. During 1994, cash and cash equivalents increased $20.3 million. Federal funds sold increased by $17.7 million as a consequence of ALM's preference to keep investment maturities short in the rising interest rate environment of 1994. Approximately $3 million was provided by operating activities, despite a small net loss on the consolidated statement of operations. The bulk of the increase in cash and cash equivalents, $14.2 million, was provided by investing activities. Of this amount, $11.5 million was due to a decrease in gross loans. Maturities of investment securities outpaced new purchases by $2.6 million during the year. An additional $3.1 million was provided by financing activities, mainly the increase in securities sold under repurchase agreements. Liquidity is provided on a daily basis by federal funds sold and on a longer-term basis by structuring the Bank's investment portfolio to provide a steady stream of maturing issues. Additionally, the Bank may raise additional funds from time to time through money desk operations or via the sale of loans to another institution.
The Bank has never purchased high-yield securities or participated in highly-leveraged transactions.
See "Capital Resources" for a discussion of other factors that could affect liquidity.







TABLE 1. STATIC GAP SUMMARY
DECEMBER 31, 1994
                                    Immediately                                  Non-rate
                                     Adjustable     1 Day         3          6  Sensitive
                                       Or 1 Day   Through   Through    Through   And Over
(In thousands)                         Maturity  3 Months  6 Months  12 Months  12 Months     Total

Loans (net)                              87,630     3,498     1,357        665      3,908    97,058
Investment securities                       -       9,558     1,004      2,759     13,910    27,231
Certificates of deposit in other banks      -         688       693        -          -       1,381
Federal funds sold                       24,000       -         -          -          -      24,000

    Total interest earning assets       111,630    13,744     3,054      3,424     17,818   149,670

    Non-interest earning assets             -         -         -          -       12,954    12,954

Total assets                            111,630    13,744     3,054      3,424     30,772   162,624

Deposits:
  Savings, NOW accounts and
    money markets                        74,717       -         -          -          -      74,717
  Time deposits                             -      12,908     3,220      1,533        239    17,900
Total deposits                           74,717    12,908     3,220      1,533        239    92,617

Securities sold under agreement
  to repurchase                          12,285       -         -          -          -      12,285

  Total interest bearing liabilities     87,002    12,908     3,220      1,533        239   104,902

  Non-interest bearing liabilities          -         -         -          -       46,415    46,415

  Shareholders' equity                      -         -         -          -       11,307    11,307

Total liabilities and
  shareholders' equity                   87,002    12,908     3,220      1,533     57,961   162,624

Interest rate sensitivity gap            25,153       836      (166)     1,891    (27,714)
Cumulative interest rate sensitivity gap 25,153    25,989    25,823     27,714        -

Capital Resources
Since its initial capitalization in 1981, the Company had relied primarily on internally generated income to fund its growth and provide depositor protection. In July 1994, the Company announced that it had signed a letter of intent whereby two limited partnerships managed by WHR Management Corp. ("WHR") would invest $4 million in the Company's common stock. Subsequent discussions with regulatory authorities have led to a reduction to $2.2 million in the amount of the initial investment by WHR in order to avoid WHR being considered a bank holding company. In conjunction with the investment by WHR, the Company plans a $3 million "rights offering" to existing shareholders. Upon completion of the rights offering, WHR will invest an additional $1.1 million, or such lesser amount so that after such investment WHR would hold an aggregate of 24.9% of the outstanding common stock of the Company, taking into account the shares issued in the rights offering. The transactions are subject to approval by regulatory authorities and by the Company's shareholders at the Annual Meeting of Shareholders scheduled for March 17, 1995. The Company anticipates that the funds raised would be used to provide capital to the Bank to finance future expansion, including possible acquisitions, and to reduce the obligations of the San Diego National Bank Building Joint Venture ("Joint Venture").
In a separate but related transaction, WHR purchased the existing first mortgage loan on the building and modified its terms (see "Subsidiary Data"). As disclosed in the notes to the consolidated financial statements, the Bank is temporarily precluded from paying dividends to the Company. As further disclosed, the Company merged SDNB Development Corp into itself effective July 1, 1993, thereby allowing cash flow from the Joint Venture to come directly to the Company. During 1994, the Joint Venture cash flow provided the Company with sufficient funds to meet its normal ongoing obligations but was not sufficient to allow the payment of cash dividends, which would also require approval of the Federal Reserve Bank of San Francisco under terms of an agreement dated November 20, 1992. There can be no assurance that the Joint Venture cash flow will continue to provide the Company with sufficient funds to meet ongoing obligations.

Investment Securities
As reflected in the consolidated financial statements and in the accompanying notes thereto, the investment portfolio of the Bank has been negatively impacted by the decline in the bond market caused by higher interest rates compounded by the impact on the market of the "structured" or derivative securities. Though the Bank held no bonds issued by Orange County, California, or any of its political subdivisions, the general market conditions have led to declines in value of securities both in the available for sale and held to maturity categories. Management believes, however, that there is sufficient liquidity and available sources of liquidity to allow all such notes (which are fully guaranteed by United States government instrumentalities as to principal) to mature and thus avoid realization of any material amount of the presently unrealized losses.

Net Interest Income / Net Interest Margin
Net interest income for 1994 was $8,912,000 compared to $8,571,000 for 1993 and $8,321,000 for 1992, which represents increases of 4% and 3%, respectively. Net interest income is determined by the spread of earnings on assets over the cost of funds. The three-year history is shown in the following chart:
                                         1994     1993     1992
NET INTEREST SPREAD
Yield on average earnings assets
  (taxable equivalent)                   7.75%    7.60%    7.99%
Cost of funds                            1.89%    2.11%    2.57%
Net interest spread                      5.86%    5.49%    5.42%

The Wall Street Prime interest rate rose from 6% at the beginning of 1994 to 8.5% at the end of the year, averaging 7.14% for the year. The rate had remained at 6% during all of 1993 after averaging 6.25% in 1992. In addition to interest rates, changes in the volumes of assets and liabilities also affect net interest income. The volume/rate variance analysis (Table 2) shows the change in net interest income that is attributable to changes in volume versus changes in rates. As reflected in Table 2, net interest spread is affected by several factors:
  a) Since the vast majority of the Bank's loans (92% at December 31,
1994), are at variable rates, the changes in the prime interest rate described above resulted in the decrease in interest earned based on rate between 1992 and 1993, and the sharp increase between 1993 and 1994.
  b) The reduction in average loan balances, which began in 1993, continued during 1994, resulting in a substantial decrease in interest earned based on volume.
  c) The amount of time certificates has declined from $50 million at the end of 1992 to $18 million at December 31, 1994. This outflow was partially offset by increases in money market accounts on which the Bank pays a lower rate of interest. The decline in time certificates is attributable to two major factors:
  1. The reduction in "money desk" certificates is described previously (see "Liquidity and Asset/Liability Management").
  2. Continuing depositors have apparently chosen to shift to the more flexible money market accounts as the interest rate differential between those accounts and time certificates diminished.



TABLE 2. VOLUME/RATE VARIANCE ANALYSIS

                                          1994 compared to 1993        1993 compared to 1992       1992 compared to
1991
                                         Volume    Rate     Total     Volume    Rate     Total    Volume    Rate     Total
INCREASE (DECREASE) IN INTEREST ON EARNING ASSETS:
Loans
  Commercial loans                        (1,320)    316    (1,004)     (466)      36      (430)     783   (1,518)     (735)
  Real estate loans                         (275)    452       177       258     (269)      (11)    (717)    (549)   (1,266)
  Installment loans                          (25)    (52)      (77)      (51)      71        20       59     (125)      (66)
    Total loans                           (1,620)    716      (904)     (259)    (162)     (421)     125   (2,192)   (2,067)

Investment securities
  U.S. Treasury securities                    18      18        36        (5)     (58)      (63)      61      (46)       15
  Securities of government agencies          312      67       379       376      (82)      294     (313)    (179)     (492)
  State and political obligations            130    (139)       (9)      (25)      (5)      (30)    (124)     (10)     (134)
  Other securities                           (13)     (3)      (16)      (65)      19       (46)     (31)     (43)      (74)
    Total investment securities              447     (57)      390       281     (126)      155     (407)    (278)     (685)

Certificates of deposit in other banks        (1)     (3)       (4)      (78)     (27)     (105)       5      (44)      (39)
Federal funds sold                           172     196       368        19      (63)      (44)     175     (212)      (37)

    Total interest income change          (1,002)    852      (150)      (37)    (378)     (415)    (102)  (2,726)   (2,828)

INCREASE (DECREASE) IN INTEREST PAID ON LIABILITIES:
Interest on deposits
  Savings, NOW accounts, and money markets   158      90       248      (194)    (279)     (473)     177   (1,407)   (1,230)
  Other domestic time deposits              (794)   (103)     (897)       76     (326)     (250)    (285)  (1,019)   (1,304)
    Total interest on deposits              (636)    (13)     (649)     (118)    (605)     (723)    (108)  (2,426)   (2,534)

Securities sold under agreement to repurchase
  and federal funds purchased                171      11       182       101      (60)       41      (16)     (85)     (101)
Short-term debt                                5      30        35        29      (10)       19        0      (44)      (44)
Long-term debt                               (15)    (37)      (52)      (20)    (140)     (160)     (20)    (216)     (236)

  Total interest expense change             (475)     (9)     (484)       (8)    (815)     (823)    (144)  (2,771)   (2,915)

  Net change in net interest income         (527)    861       334       (29)     437       408       42       45        87

Note: Change in interest income or expense can be attributed to (a) changes in volume (change in volume times old rate), (b) changes in rates (change in rate times old volume),and (c) changes in rate/volume
(change in rate times the change in volume).  The rate/volume variances are allocated proportionally between the rate and the volume variances based on their absolute values.

Loans and Allowance and Provision for Loan Losses
Management employs a "migration analysis method" to establish the required amount of loan loss allowance. This process tracks realized loan losses back through the prior two years to estimate loss exposure on the classified and unclassified loan portfolios. Additionally, loss experience is tracked in pools of loans with similar characteristics to estimate the loss exposure unique to various loan types. The measured loss exposure is then applied to the current loan portfolio and further adjusted for "qualitative factors" such as:
    Changes in the trends of the volume and severity of past due and
classified loans; and trends in the volume   of non-accrual loans,
troubled debt restructurings and other loan modifications;
    Changes in the nature and volume of the portfolio;
    Changes in the experience, ability, and depth of lending management and staff;
    Changes in lending policies and procedures, including underwriting standards and collections, charge-offs and recovery practices;
    Changes in national and local economic and business conditions and developments, including the condition of various market segments;
    The existence and effect of any concentrations of credit, and changes in the level of such concentrations;
    Changes in the quality of the loan review system and the degree of oversight by the Board of Directors; and
    The effect of external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the current portfolio.
This method of establishing loan loss reserves complies with the policies of the Office of the Comptroller of the Currency as reflected in Banking Circular 201, revised, dated February 20, 1992, and in Banking Bulletin 93-60, dated December 21, 1993. The Company began testing this new method during 1992 and comparing its results to results reached by the previously existing procedures employed by the Company. The test proved that the two methods were comparable, and the Company adopted the new migration analysis method during 1993.
Evaluation and classification of problem loans is an ongoing process involving grading by loan officers, evaluation by the credit administration department of the Bank, and a review on a regular basis by an independent loan review firm. Additionally, in response to the problems in the economy and increases in the level of classified loans, in 1993 the Bank established a Special Assets Department to deal solely with problem loans including identification, modification where appropriate, and early recognition of loss potential. As is reflected in the following chart, the introduction of the Special Assets Department has resulted in improved early recognition of problem loans and opportunity to restructure them, thereby increasing the amount of loans reported as nonperforming (both those that are current in payment and those that are not current), but improving the collection record on such loans. The migration analysis adequately recognizes the loss potential included in those credits.

LOANS REPORTED AS NONPERFORMING
AT DECEMBER 31,

(in thousands)                           1994     1993     1992

CURRENT AND NONCURRENT
Non-accrual loans                       6,046    5,343    1,918
Restructured loans (still accruing)     2,316    3,162        0
Loans 90 days past due                     20      481      248

                                        8,382    8,986    2,166
Other real estate owned                   268    1,050    2,091

  Total                                 8,650   10,036    4,257


                                         1994     1993     1992

NONCURRENT
Non-accrual loans                       1,276    3,373    1,223
Restructured loans (still accruing)         0        0        0
Loans 90 days past due                     20      481      248

                                        1,296    3,854    1,471
Other real estate owned                   268    1,050    2,091

  Total                                 1,564    4,904    3,562

Loans reported as nonperforming but
which are current, as a percentage of
total loans reported as nonperforming      82%      51%      51%

Accordingly, the Company believes its method for establishing the loan loss allowance is sound. But no method, however valid, can consistently predict future events with complete accuracy. In recent years, several factors used by the Bank to establish loan loss allowances have been subject to considerable volatility, and this in turn has affected the volatility of nonperforming loans, charge-offs, and the coverage ratio. In addition, the Bank's method of reporting, particularly its conservative listing of loans as nonperforming, is not always an accurate indicator of actual future losses for several reasons. These issues are explained in greater detail below.
The economy in San Diego suffered a sharp downturn in recent years, particularly in the real estate market. The Bank is a community bank with a relatively small loan portfolio comprised of mostly commercial/real estate loans that tend to be individually larger in amount than loans made by retail banks. As a result of these and other factors, the Bank can experience large swings in nonperforming loans, charge-offs, and the coverage ratio when one or a few loans are transferred from one category to another. These factors are not reasons for changing a valid method of determining loan loss allowances and are not always accurate predictors of losses, but they do have short-term effects on those allowances and related reported figures.
Significant components of the loan loss charge-offs in 1994 ($1.2 million of a total of $2.4 million) and in 1993 ($660,000 of a total of $2.7 million) were attributable in each year to a single loan which became a problem loan late in the year. In both cases, the Bank responded with a partial charge-off, consistent with its conservative reporting of problem loans. The changing levels of nonperforming loans from December 31, 1992 to December 31, 1993, also provide an excellent example of the volatility of non-performing loans. During 1993, a single large real estate loan was transferred into the nonperforming category as a result of financial problems experienced by the borrower directly on account of the troubled real estate market in San Diego; that loan accounted for $2.5 million of the total increase of $5.8 million in nonperforming loans for the period but the loan was completely collected by the end of 1994. Another $4.4 million of the increase was due to conservative reporting as the result of the establishment of the Special Assets Department and the early recognition of potentially problem loans: restructured but accruing loans increased by $3.1 million (from zero) and non-accrual but current loans increased by $1.3 million (from $700,000).
Similar factors explain the decrease in nonperforming loans in 1992 compared to 1991 by $5.4 million, from $9.6 million to $4.2 million. Approximately 89% of this decrease is attributable to the Bank's aggressive efforts to work off problems that had been created in prior years from the depressed real estate market. In 1992, the Bank sold more than one-half of its Other Real Estate Owned ($2.8 million of a total of $5.4 million) and reduced its over-90 day past due loans by $2.0 million through diligent administration.
What this demonstrates, among other things, is that the conservative reporting of nonperforming loans is a useful management tool, but it is not always a good predictor of loan losses (nor is it intended to be) and there is no direct correlation between nonperforming loans and the proper level of loan loss reserves (nor should there be). As the foregoing chart dramatically shows, a significant portion of the loans reported as "nonperforming" are in fact performing in that payments on those loans are current. (See the percentages in the final line of the foregoing chart.) Also, many of the Bank's loans are collateralized (86% were collateralized at December 31, 1994), and that collateral can affect the recovery on troubled loans, of course. For example, the complete repayment on the $2.5 million loan referred to above was attributable to realization on the collateral.
For these reasons, Management believes that the migration analysis is the proper method of establishing the loan loss allowance, even though it may result in a short-term effect on the relationship between reported non-performing loan amounts and the balance in the allowance. Activity in the allowance for loan losses is described in the notes to the consolidated financial statements.
Management believes that any loans classified for regulatory purposes as loss, doubtful, substandard or special mention do not represent or result from trends or uncertainties which Management reasonably expects will materially impact future operating results, liquidity or capital resources, or represent material credits about which Management is aware of any information which causes Management to have serious doubts as to the ability of the borrowers to comply with the loan repayment terms. Accordingly, Management believes that the allowance for loan losses is properly established and adequate in amount.
Management is concerned, however, that recent increases in the prime interest rate, particularly in late 1994 and early 1995, and the possibility of further increases, will negatively impact the future cash flow of borrowers of "mini-perm" real estate loans and their ability to service the debt. Management estimates that as much as $11.5 million in such loans at December 31, 1994 could be subject to such impact. Management has begun a pro-active program to enter into modification agreements, where necessary, to keep such loans performing. Such modifications may include capping, reducing or deferring future interest payments. If the proposed modifications covered all such loans, the Bank would be forgoing future income of approximately $58,000 annually for each one-half percent of interest not charged.

Miscellaneous Other Operating Income
During 1994, the Bank and its directors' and officers' insurer settled their dispute regarding the Bank's legal and settlement costs in the Pioneer Mortgage federal class action and state court cases (see notes to consolidated financial statements). Under the terms of the settlement, the insurer paid the Bank $713,000 (in addition to the $750,000 the insurer had previously advanced toward the Bank's settlement with the plaintiffs) which has been credited to miscellaneous other operating income.
No directors or officers have been named as defendants in the remaining claims alleged in the Pioneer Liquidating Corporation complaint. Management does not anticipate any further insurance recovery to result.

Other Non-Interest Expenses
Included in other non-interest expenses are the following:
Legal fees and settlement costs (and provisions therefor) in connection with the Pioneer Mortgage Company and Pioneer Liquidating Corporation litigation:
    In 1994     $  504,000
    In 1993     $  592,000
    In 1992     $1,455,000

Matters pertaining to the federal class action and state court cases resulting from the 1991 Pioneer Mortgage Company litigation, including the Bank's claim against its insurer, have been settled. The 1993 litigation brought by Pioneer Liquidating Corporation remains before the court and, although settlement discussions have been initiated, no agreement has been reached. Management is unable to predict whether such settlement will be achieved but has recorded a $250,000 provision for additional costs in connection therewith (included in 1994 expenses above). The case is scheduled for trial in November 1995.
If such costs exceed the amount that has been reserved, the result would have a detrimental effect on the Company's financial results in 1995. Additionally, should the settlement efforts fail, the Company can expect a continuation of abnormally high legal fees as the litigation winds its way through the legal system.
Other Real Estate Owned ("OREO") losses and expenses:
    In 1994       $  462,000
    In 1993       $  754,000
    In 1992       $1,257,000

OREO property, which peaked at approximately $5 million in 1991, continued to decline in 1994 (to $268,000 at December 31, 1994) as Management instituted vigorous efforts to dispose of repossessed property. A new property was repossessed early in 1995 with a book value of approximately $550,000. Management is unable to predict if there will be other repossessions in the future but intends to continue to dispose of such properties as quickly as is prudent.
Miscellaneous expense in 1993 includes provision for a loss in the amount of $500,000 due to an unfavorable arbitration decision which required the Bank to rescind the 1988 sale of a single family residence which it had taken in foreclosure in 1987. The property was resold in 1994.

Subsidiary Data
San Diego National Bank The Bank earned $382,000 in 1994 compared to losses of $1,870,000 in 1993 and $1,363,000 in 1992. Return on average assets (ROA) was 0.23%, (1.07%) and (0.78%), respectively. Return on average equity (ROE) was 3.20%, (14.65%) and (10.05%), respectively. The reasons for the change in Bank earnings have been enumerated in the preceding pages.
See notes to the consolidated financial statements for information regarding the Bank's capital ratios.

San Diego National Bank Building Joint Venture The Joint Venture recorded pre-consolidation gross building revenues of $2,046,000, $2,048,000 and $1,994,000 in 1994, 1993 and 1992, respectively, resulting in pre-consolidation, pre-tax losses of $447,000, $453,000 and $723,000, respectively. Depreciation and amortization expenses were $636,000, $640,000 and $692,000 in 1994, 1993 and 1992, respectively.
At the beginning of the Joint Venture, the limited partners' share of its losses was charged against the investment capital accounts of the limited partners. During 1990 these capital accounts reached zero, requiring the Company to absorb additional losses of approximately $168,000 in 1994, $171,000 in 1993 and $275,000 in 1992 which would otherwise have been charged to the limited partners. The cumulative amount of such absorbed additional losses is $1,282,000 through December 31, 1994.
There is a substantial amount of vacant office space in downtown San Diego. A recent study indicated that the downtown vacancy rate was approximately 23% (36th highest among 47 U.S. cities included in the survey) and rental rates were ranked 35th lowest in the same survey. This creates a highly competitive rental market, generally requiring the granting of generous lease concessions and/or low rental rates to obtain new tenants or retain existing ones. Some tenants with limited time remaining on existing leases have begun negotiating for lower current rental rates in exchange for extensions of their leases. Management anticipates a gradual reduction in rental income as existing leases expire and new leases are written at substantially lower rates. At the end of 1994, the building was approximately 90% leased, although concessions to some tenants who are not utilizing all of their leased premises would reduce the effective occupancy to approximately 82%.
In November 1994, the existing first mortgage loan on the building was purchased by the two limited partnerships managed by WHR Management Corp. which propose to purchase the Company's stock (see "Capital Resources"). In January 1995, the Joint Venture and WHR entered into a modification agreement which reduces the debt service requirement to $800,000 per year, all allocable to interest. Prior to such modification, the annual debt service requirement was $823,000 allocable first to interest at a rate equal to 2.25% over the 11th District Cost of Funds (which interest rate changed monthly). Pursuant to the terms of the original trust deed (absent the modification), due to projected increase in the benchmark interest rates, annual payments of debt service were projected to increase on May 1, 1995, to approximately $917,000. Further, the modification allows prepayment of the loan on April 1, 1995, for $7,708,000 (assuming all interest payments have been made); on January 1, 1996, for $8,691,000; and quarterly thereafter at amounts which increase by approximately $373,000 each quarter. On April 1, 1997, the outstanding principal balance will be due and payable if not previously prepaid.
Additionally, the Joint Venture anticipates entering into a modification agreement to make a partial payment of $250,000 on the second trust deed note payable to Pacific View Construction, Inc. ("PV note") out of the proceeds of the stock issuance referred to in other sections of management's discussion and analysis. The PV note would be further modified to fix the interest rate at 10% per annum and extend the due date to April 1, 1997. It is anticipated that the Company will also purchase customer notes from the Bank in the amount of approximately $1,100,000 (par) and assign such notes to the Joint Venture. The Joint Venture would then assign the notes as payment against the PV note balance. The result of such transaction would be to further reduce the Joint Venture's debt service requirements.
The first and second mortgage notes described above would both mature on April 1, 1997. Management intends to pursue all opportunities to refinance the property at, or prior to, that time. Such a refinancing, or ultimately a possible sale of the building, would depend upon market conditions. Management is unable to predict the market conditions which will exist in 1997.

Business Environment
Through the 1990's economic recovery of San Diego and the entire Southern California area has lagged behind that of the nation as a whole. As discussed earlier, a rising interest rate environment in 1994 has resulted in an increase in the Bank's net interest spread. Should interest remain at this relatively high level, there could be a beneficial effect to the Company. Conversely, should interest rates decline, net interest spread will be negatively impacted. The majority of the Bank's variable rate loans adjust on the day that a rate reduction is made. The offsetting reduction in interest paid on deposits is delayed until certificates of deposit mature and, additionally, competitive pressure from savings institutions and non-bank money funds may inhibit reduction in rates paid on other interest-bearing accounts.

CONSOLIDATED BALANCE SHEETS
SDNB Financial Corp and Subsidiaries


                                                          December 31,
(dollars in thousands)                                  1994       1993

Assets
Cash and due from banks                             $ 11,936   $  9,044
Interest bearing deposits in other banks               1,381      1,682
Federal funds sold                                    24,000      6,300
Investment securities                                 27,231     30,227

Loans                                                 97,058    111,033
Less allowance for loan losses                         2,148      2,522
     Net loans                                        94,910    108,511

Premises and equipment, net                           11,089     11,742
Other real estate owned                                  268      1,050
Accrued interest receivable and other assets           2,370      2,137

                                                    $173,185   $170,693

Liabilities and Shareholders' Equity
Liabilities:
  Deposits:
    Non-interest bearing                            $ 45,693   $ 41,113
    Interest bearing                                  92,583     97,037
    Total deposits                                   138,276    138,150

  Securities sold under agreement to repurchase       12,285      9,273
  Accrued interest payable and other liabilities         953      1,019
  Notes payable                                       12,702     12,763

    Total liabilities                                164,216    161,205

Commitments and contingencies (notes 10 and 11)

Shareholders' equity:
  Common stock, no par value; authorized
    15,000,000 shares, issued and outstanding
    1,538,364 in 1994 and 1993                        14,585     14,585
  Accumulated deficit                                 (5,256)    (5,097)
  Net unrealized holding losses on
    available-for-sale securities                       (360)         0

    Total shareholders' equity                         8,969      9,488

                                                    $173,185   $170,693

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
SDNB Financial Corp and Subsidiaries


                                                Years ended December 31,
(dollars in thousands except per share amounts)  1994     1993     1992

Interest Income:
  Interest and fees on loans                  $ 9,500  $10,404  $10,825
  Interest on federal funds sold                  732      364      408
  Interest on investment securities:
    Taxable                                     1,394      899      825
    Exempt from federal income tax                192      263      276

    Total interest income                      11,818   11,930    12,334

Interest Expense:
  Deposits                                      2,497    3,146    3,869
  Short-term borrowings                           409      213      144

    Total interest expense                      2,906    3,359    4,013

    Net interest income                         8,912    8,571    8,321

Provision for Loan Losses                       1,850    2,950    1,320

  Net interest income after
    provision for loan losses                   7,062    5,621    7,001

Other Operating Income:
  Security gains, net                               0        0       25
  Building income                               1,067    1,088    1,108
  Miscellaneous                                 1,580    1,017    1,117

    Total other operating income                2,647    2,105    2,250

Other Operating Expenses:
  Salaries and employee benefits                3,630    3,371    3,568
  Occupancy                                       492      486      511
  Building operating expenses, including
    interest expense of $788, $820 and $988
    for 1994, 1993 and 1992, respectively       2,296    2,310    2,558
  Other non-interest expenses                   3,447    4,355    5,304

    Total other operating expenses              9,865   10,522   11,941

    Loss before income tax (benefit) and
      cumulative effect of accounting change     (156)  (2,796)  (2,690)

Income Tax (Benefit)                                3        0     (479)

  Loss before cumulative effect
    of accounting change                         (159)  (2,796)  (2,211)

Cumulative Effect of Accounting
  Change ($0.15 Per Share)                          0     (234)       0

  Net loss                                    $  (159) $(2,562) $(2,111)

  Net loss per share                           $(0.10)  $(1.67)  $(1.44)


The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
SDNB Financial Corp and Subsidiaries




                                                    Net unrealized
                                                    holding losses
For years ended                                      on available-
December 31, 1994, 1993 and 1992  Common  Accumulated  for-sale
(dollars in thousands)            Stock    Deficit    securities   Total

Balances at January 1, 1992      $14,585    $(324)       $0      14,261

Net loss                               0   (2,211)        0      (2,211)

Balances at December 31, 1992    $14,585  $(2,535)       $0     $12,050

Net loss                               0   (2,562)        0      (2,562)

Balances at December 31, 1993    $14,585  $(5,097)       $0     $ 9,488

Effect of adopting Statement of
  Financial Accounting Standards
  No. 115, Accounting for
  Certain Investments in Debt
  and Equity Securities
  ("SFAS No. 115"), on
  January 1, 1994                      0        0       (10)        (10)

Net change in fair value of
  available-for-sale securities        0        0      (350)       (350)

Net loss                               0     (159)        0        (159)

Balances at December 31, 1994    $14,585  $(5,256)    $(360)     $8,969


The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASHFLOWS
SDNB Financial Corp and Subsidiaries


                                               Years ended December 31,
(dollars in thousands)                         1994      1993      1992

Operating Activities:
Net loss                                   $  (159)  $(2,562)  $(2,211)
Adjustments to reconcile net loss to net
cash provided by operating activities:
  Provision for loan losses                  1,850     2,950     1,320
  Provision for depreciation and
    amortization                             1,332     1,102     1,168
  Cumulative effect of accounting change         0      (234)        0
  Amortization of investment security
    discounts                                  (65)      (84)      (47)
  Other expense not utilizing(providing) cash  175       106       (76)
  Unearned loan fees                           104        (5)      (26)
  Taxes refundable                             (30)      477       (86)
  Interest receivable and other assets        (144)     (691)      465
  Interest payable and other liabilities       (66)      545       (74)

    Total adjustments                        3,156     4,166     2,644

    Net cash provided by
      operating activities                   2,997     1,604       433

Investing Activities:
  Proceeds from maturities of held
    for investment securities                    0    10,699    16,971
  Proceeds from maturities of
    held-to-maturity securities              9,443         0         0
  Proceeds from maturities of
    available-for-sale securities            6,927         0         0
  Proceeds from sales of held
    for investment securities                    0         0       250
  Purchases of held for
     investment securities                       0   (23,037)  (20,204)
  Purchases of held-to-maturity securities  (8,847)        0         0
  Purchases of available-for-sale
    securities                              (4,950)        0         0
  Net change in gross loans                 11,508    18,549   (11,513)
  Proceeds from sale of OREO properties        889     1,041     2,896
  Purchases of OREO properties                (520)        0         0
  Purchases of premises and equipment         (232)     (221)     (343)

    Net cash provided (used) by
      investing activities                  14,218     7,031   (11,943)

Financing Activities:
  Funds received for customer
    security purchases                           0         0   (18,000)
  Net change in deposits                       126   (26,589)    9,760
  Net change in short-term borrowings        3,172     4,619       474
  Payments of long-term borrowings            (222)     (251)     (251)

    Net cash provided (used) by
      financing activities                   3,076   (22,221)   (8,017)

    Change in cash and cash equivalents     20,291   (13,586)  (19,527)
Cash and cash equivalents at
  beginning of year                         17,026    30,612    50,139

    Cash and cash equivalents at
      end of year                          $37,317   $17,026   $30,612

For the purpose of the statement of cash flows, the Company considers cash and cash equivalents to be as follows at December 31,

                                              1994      1993      1992

Cash and due from banks                    $11,936   $ 9,044   $16,824
Interest-bearing deposits in other banks     1,381     1,682     2,188
Federal funds sold                          24,000     6,300    11,600

    Totals                                 $37,317   $17,026   $30,612

Supplemental cash flow information:           1994      1993      1992
Cash Paid For:
  Interest                                 $ 3,661   $ 4,163   $ 4,995
  Income Taxes                             $     3   $     0   $     0
  Non-cash items: transfer of
    loans to OREO                          $     0   $   739   $     0


The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1.  Summary of Significant Accounting Policies

The accounting and reporting policies of SDNB Financial Corp (the "Company") and subsidiaries are in accordance with generally accepted accounting principles and conform to general practices within the banking industry. The following is a summary of the more significant policies:
Basis of Presentation All dollar amounts are presented in thousands unless otherwise indicated.
The consolidated financial statements include the accounts of SDNB Financial Corp and all entities which are more than 50% owned, directly or indirectly, including San Diego National Bank (the "Bank"), 100% owned, the Company's principal subsidiary. All significant inter-company items are eliminated.
Investment Securities The Company implemented Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS No. 115") effective January 1, 1994. The impact of adoption was immaterial. SFAS No. 115 was issued in May 1993 and addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Investments are to be classified in three categories and accounted for as follows:

Classification            Accounting

Held-to-maturity          Reported at amortized cost

Trading securities        Reported at fair value; unrealized gains and
                          losses included in net income

Available-for-sale        Reported at fair value; unrealized gains and
                          losses included as a separate component of shareholders' equity

Prior to adoption of SFAS No. 115, due to Management's intent and ability to hold to maturity, all securities in the investment portfolio were classified as held for investment and were stated at cost, adjusted for amortization of premiums and accretion of discounts. Such amortization and accretion were recognized as adjustments to interest income on investment securities. Realized gains or losses, if any, are determined using the specific identification method.
Loans Interest on loans is credited to income based on the principal amount outstanding. Loans are placed on non-accrual when a reasonable doubt exists as to the collectibility of interest or principal. Loan fees received, to the extent they exceed origination costs, are deferred and amortized over the expected loan term.
In May 1993, the Financial Accounting Standards Board ("FASB") issued Statement of Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan ("SFAS No. 114"). In October 1994, the FASB amended SFAS No. 114 with Statement of Accounting Standards No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures ("SFAS No. 118"). The provisions of the statements are effective for fiscal years beginning after December 15, 1994 and are applicable to all creditors and to all loans that are individually and specifically evaluated for impairment, uncollateralized as well as collateralized. They require that impaired loans be measured at either:
(1) the present value of expected future cash flows by discounting those cash flows at the loan's effective rate; (2) the loan's observable market price; or (3) the fair market value of the collateral of the loan. In general, these statements are not applicable to large groups of smaller-balance loans that are collectively evaluated for impairment such as credit card, residential mortgage an/or consumer installment loans. SFAS No. 118 provides for specific disclosure requirements related to impaired loans, including: (1) policy for recognizing interest income on impaired loans; (2) how cash receipts are recorded; and (3) average balance of impaired loans during periods presented and related amount of interest income recognized during the time within the period that the loans were impaired. At this time, management does not expect that adoption of SFAS No. 114 and SFAS No. 118 will have a material effect on the financial statements of the Bank.
Allowance for Loan Losses An allowance for loan losses is maintained at the level deemed appropriate by management to provide for known and inherent risks in the loan portfolio. The allowance is based on a continuing review of the portfolio, past loan loss experience, current economic conditions which may affect the borrowers' ability to pay, and the underlying collateral value of the loans. Loans which are deemed to be uncollectible are charged off and deducted from the allowance. The provision for loan losses and recoveries on loans previously charged off are added to the allowance.
The allowance for possible loan losses is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.
Premises and Equipment Premises and equipment are stated at cost less accumulated depreciation. Depreciation is charged to operating expense using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized to operating expense over the term of the respective lease or the estimated useful life of the improvement, whichever is shorter. When assets are sold or retired, the assets and accumulated depreciation are removed from the accounts. Gains or losses on disposals are credited or charged to income.
Other Real Estate Owned ("OREO") OREO property is accounted for at the lower of the recorded investment in the loan satisfied or its appraised value at the time of transfer to the OREO category. Investment in loan satisfied is the unpaid balance of the loan increased by accrued and uncollected interest, unamortized premium, and loan acquisition costs, if any, and decreased by previous direct write-down, finance charges, and unamortized discount, if any. Any excess of the recorded investment in the loan satisfied over the appraised value of the property is charged against the allowance for loan losses. Legal fees and direct costs of acquiring the property and costs of carrying the property subsequent to recording as OREO are expensed as incurred. Any reduction in the value of the property subsequent to its being recorded as OREO is charged directly to expense and is recorded as an allowance. The allowance for OREO at December 31, 1994 and 1993 was $20 and $389, respectively. Income Taxes The Company files a consolidated federal income tax return and a combined California state franchise tax return with its subsidiaries. Amounts equal to tax benefits of those companies having taxable losses or credits are reimbursed by those companies which incur tax liabilities. Any excess of alternative minimum tax over regular tax determined on a consolidated basis will be borne by the parent company. Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109"), which requires the use of the liability method in the computation of income tax expense and current and deferred income taxes payable. Under SFAS No. 109, income tax expense consists of taxes payable for the year and the changes during the year in deferred tax assets and liabilities. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Prior to 1993, the provision for income taxes was based on income and expenses included in the accompanying statement of operations. Differences between taxes so computed and taxes payable under applicable statutes and regulations were classified as deferred taxes arising from timing differences.
Net Loss Per Share Net loss per share for 1994, 1993 and 1992, during which stock options were not dilutive, are based on 1,538,364 shares outstanding.

NOTE 2: Cash and Due from Banks
The Bank is required to maintain reserves with the Federal Reserve Bank. Reserve requirements are based on a percentage of deposit liabilities. The average amounts held at the Federal Reserve Bank for the years ended December 31, 1994 and 1993 were approximately $1,371 and $1,059, respectively.

NOTE 3: Investment Securities
                                Gross      Gross      Gross    Estimated
                              Amortized  Unrealized Unrealized   Market
                                 Cost      Gains      Losses     Value
December 31, 1994:
Available for sale:
   U.S Government agencies     $ 9,997   $      0   $   (360)   $ 9,637
   Federal Reserve Bank stock      273          0          0        273

                               $10,270   $      0   $   (360)   $ 9,910

Held to maturity:
   U.S. Treasury               $ 1,998   $      0   $    (45)   $ 1,953
   U.S. Government agencies     11,397          0       (602)    10,795
   States and municipalities     3,176          0        (33)     3,143
   Other                           750          0          0        750

                               $17,321   $      0   $   (680)   $16,641

December 31, 1993:
Held for investment:
   U.S. Treasury               $ 6,004   $      4   $      0    $ 6,008
   U.S. Government agencies     19,588          0        (58)    19,530
   States and municipalities     4,362        171          0      4,533
   Other                             0          0          0          0
   Federal Reserve Bank stock      273          0          0        273

                               $30,227   $    175   $    (58)    $30,344

The scheduled maturities of investment securities as of December 31, 1994 and 1993 are as follows:
                                                         Estimated
                                            Amortized      Market
                                              Cost         Value
December 31, 1994:
Available for sale:
   Due in one year or less                  $ 2,002       $ 1,977
   Due after one year through five years      7,995         7,660
   Due after five years through ten years         0             0
   Federal Reserve Bank stock                   273           273

                                            $10,270       $ 9,910

Held to maturity:
   Due in one year or less                  $ 4,237       $ 4,208
   Due after one year through five years      7,966         7,501
   Due after five years through ten years     5,118         4,932

                                            $17,321       $16,641

Investment securities with a carrying value of $3,276 and $1,827 at December 31, 1994 and 1993, respectively, were pledged as security for public deposits and other purposes.

NOTE 4.	Loans and Related Allowance for Loan Losses
At December 31, 1994 and 1993 loans consist of the following:

                               1994           1993

Commercial                  $ 57,808       $ 67,175
Real estate                   37,534         41,419
Installment                    2,239          2,858
Unearned loan fees              (523)          (419)

                            $ 97,058       $111,033

In the normal course of business, the Bank has made loans to certain executive officers and directors or entities with which these individuals are associated under terms consistent with the Bank's general lending policies. In October, 1990, the Bank discontinued further lending to such persons or entities (except for cash secured loans) beyond the maturity of existing loans. Exception to this policy was granted to one director where the amounts of loans outstanding are less than the amounts outstanding when the policy was adopted. The activity for such loans outstanding is as follows:

                     Balance at                            Balance
                     Beginning                             at End
                      of Year   Additions   Collections    of Year
Year ended
  December 31, 1994    $ 272      $  91        $ 186        $ 177

Year ended
  December 31, 1993    $ 295      $ 300        $ 323        $ 272

A summary of the activity in the allowance for loan losses is as follows:

                                         1994      1993      1992

Balance at beginning of year            $2,522    $2,111    $2,011
Provision charged to operating expenses  1,850     2,950     1,320
Loans charged off                       (2,362)   (2,716)   (1,575)
Recoveries                                 138       177       355
Balance at end of year                  $2,148    $2,522    $2,111

As of December 31, 1994 and 1993, restructured loans were $3,460 and $4,318, respectively. Of these totals, $2,316 and $3,162 were accruing at December 31, 1994 and 1993, respectively. The difference between interest income recorded as restructured and interest income that would have been recorded if not restructured was immaterial.

NOTE 5: Premises and Equipment
Premises and equipment at December 31, 1994 and 1993 are summarized as follows:

                                                    1994       1993

Building                                          $11,708    $11,711
Furniture, fixtures and equipment                   2,855      2,681
Leasehold improvements                              4,356      4,339

                                                   18,919     18,731
Less accumulated depreciation and amortization      7,830      6,989

                                                  $11,089    $11,742

NOTE 6: Deposits
The year-end balances for deposits by major classification are as follows:

                                      1994            1993

Non-interest bearing demand        $ 45,693        $ 41,113
Interest bearing demand              69,839          59,563
Savings                               4,844           3,531
Time deposits of $100 or more        10,474          16,988
Other time deposits                   7,426          16,955

                                   $138,276        $138,150

Interest expense on deposits was comprised of the following:

                                      1994      1993       1992

Interest bearing demand              $1,623    $1,373     $1,822
Savings                                  77        79        103
Time deposits of $100 or more           347       725      1,131
Other time deposits                     450       969        813

                                     $2,497    $3,146     $3,869

Domestic time deposits over $100 at December 31, 1994 mature in the following periods:

                                        Time          All Other
                                     Certificates       Time
                                      of Deposit      Deposits

Three months or less                   $6,808           $532
Over three through six months           2,024            203
Over six through twelve month             501            206
Over twelve months                        200              0

                                       $9,533           $941

NOTE 7: Notes Payable
Notes payable consist of the following:

                                                      1994        1993

Note payable to two limited partnerships,
managed by WHR (see Note 22) bearing
interest at the average cost of funds for
eleventh district savings and loans (4.04% at
December 31, 1994) plus 2.25%. The loan is
collateralized by the bank building and is due
April 1, 1997. In January 1995 the terms of
this note were modified. The agreement fixes
the annual payments at $800 payable
monthly entirely to interest. The modification
also allows prepayment of the loan on April 1,
1995, for $7,708 (assuming all interest
payments have been made); on January 1, 1996,
for $8,691 and quarterly thereafter at amounts
which increase approximately $373 each quarter.      $10,158     $10,379

Note payable to a corporation (which is owned
by a member of the Company's Board of
Directors); bearing interest at prime (8.50% at
December 31, 1994) plus 1.5% due January 4,
1995. The note is collateralized by a junior lien
on the bank building. Management is currently
negotiating a modification and extension.              1,900       1,900

Notes payable to individuals (officers and/or
directors of the Company) bearing interest at
prime (8.50% at December 31, 1994) plus .5%
due June 30, 1995. The notes are unsecured.              390         290

Notes payable to individuals bearing interest at
prime (8.50% at December 31, 1994) plus 1%
due June 30, 1995. The notes are unsecured.              240         150

Notes payable to a corporation bearing interest at
8.25% due May 9, 1995.  The note is unsecured.            14          44

                                                     $12,702     $12,763

NOTE 8: Income Taxes
The Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109"), as of January 1, 1993. The cumulative effect of this change in accounting for income taxes increased 1993 net income by $234 ($0.15 per share) and is reported separately in the consolidated statement of operations. Prior financial statements have not been restated to apply the provisions of SFAS No. 109.
The components of income tax (benefit) attributable to continuing operations for the years ended December 31 are as follows:

                                           1994     1993     1992
Current:
  Federal                                    $0       $0    $(566)
  State                                       3        0        3

     Total current                            3        0     (563)

Deferred:
  Federal                                     0        0       84
  State                                       0        0        0

     Total deferred                           0        0       84

     Income tax expense (benefit)            $3       $0    $(479)

Income tax expense (benefit) attributable to operations differs from the amounts computed using the federal statutory income tax rate as a result of the following at December 31:

                                           1994     1993     1992

Computed expected taxes                   $ (57)   $(951)   $(915)
California franchise tax, net of
  federal income tax benefit                  0        0       (1)
Nontaxable interest income                 (113)     (84)     (91)
Alternative minimum tax                       0        0       28
Net operating loss carryback
  limitations                                 0        0      497
Adjustment of the valuation
  allowance                                 168    1,003        0
Other                                         5       32        3

     Income tax expense (benefit)         $   3    $   0    $(479)

The components of net deferred taxes at December 31, 1994 and 1993 are as follows:
                                      December   Deferred   December
                                         31,     (Expense)     31,
                                        1993      Benefit     1994

OREO gains/losses                      $ 104       $(542)    $(438)
Joint venture                           (360)         47      (313)
Bad debt allowance                       612        (239)      373
Deferred compensation                     21          (7)       14
Land lease                               158           5       163
Depreciation                            (176)         27      (149)
Miscellaneous                             30           0        30
Net operating loss                     1,415         877     2,292
  Net deferred tax asset               1,804         168     1,972
Valuation allowance                   (1,804)       (168)   (1,972)

                                      $    0       $   0    $    0

At December 31, 1994, the Company has net operating loss ("NOL") carryforwards for Federal tax purposes of approximately $4,991, to offset future Federal taxable income. The Company also has NOL carryforwards for California Franchise Tax purposes of approximately $5,991, of which 50% is available to offset future state taxable income, subject to the limitations below. The Federal NOLs begin to expire in 2007 and the California NOLs begin to expire in 1997.
For state tax purposes, no net operating loss deduction may be claimed for taxable years beginning in the 1991 and 1992 calendar years. In addition, the current state law does not permit carryovers after 1997. The Company also has Alternative Minimum Tax credits for financial reporting purposes to offset future federal taxes of approximately $48. Current tax statutes impose substantial limitations under certain circumstances on the use of carryforwards upon the occurrence of an "ownership change". An ownership change can result from the issuance of equity securities by the Company, purchases of the Company's securities in the secondary market or a combination of the foregoing.

NOTE 9: Lease Commitments
At December 31, 1994, minimum rental payments due under the Company's operating leases having initial or remaining non-cancelable lease terms in excess of one year are as follows:

     1995          $ 1,151
     1996              960
     1997              866
     1998              866
     1999              866
     Thereafter     18,594

                   $23,303

Total minimum lease payments include $7,522 of rental payments to the Joint Venture (the Company's 62%-owned subsidiary) for various lease terms extending to 2005. The other primary component of the minimum lease payments is the Joint Venture's rental payments under a 99 year ground lease.
Total rental expense under operating leases, including amounts paid to the Joint Venture, was $1,289 in 1994, $1,259 in 1993, $1,155 in 1992.
There are no contingent rental payments applicable to any of the leases. All leases provide that the Company pay taxes, maintenance, insurance and certain other operating expenses applicable to the leased premises in addition to the monthly minimum payments. Certain of the leases contain renewal clauses at the option of the lessee.

NOTE 10: Contingencies
In the ordinary course of business, there are outstanding various commitments to extend credit and guarantees, as well as certain claims resulting from law suits, which are not reflected in the accompanying consolidated financial statements. Management does not believe that these items will have a material adverse affect on the consolidated financial condition of the Company.
In addition, in January 1993, the Bank was named as a defendant in an adversary proceeding in Bankruptcy Court filed by Pioneer Liquidating Corporation ("PLC") successor to six bankrupt Pioneer Mortgage Company entities ("Pioneer"). Investors in Pioneer had previously filed suit against the Bank. That Pioneer litigation was settled in 1992. The PLC case has subsequently been transferred to the United States District Court. The PLC complaint, which does not specify the amount of damages, alleges that the Bank and five other banks received preferential payments and voidable transfers from Pioneer prior to the filing of the Chapter 11 petition in January, 1991. The attorneys for PLC have alleged recoverable transfers from the Bank in excess of $14 million but have stated informally that they are seeking recovery of approximately $1.75 million. Of the $1.75 million, the sum of $250 would be in cash with the balance in the form of charged off Bank loans. PLC and the Bank have been engaged in ongoing settlement negotiations, however, as yet no resolution has been reached. As of December 31, 1994, the Bank has set aside a provision of $250 for resolution of this litigation.
In December 1991, the Bank filed suit against its Directors' and Officers' liability insurer, alleging that the insurer had breached the insurance contract and acted in bad faith by refusing to pay the Bank's defense and settlement costs in connection with the Pioneer investor lawsuits. During 1994, the Bank and its insurer settled their dispute. Under the terms of the settlement, the insurer paid the Bank $713 (in addition to the $750 the insurer had previously advanced towards the Bank's settlement with the investors), which has been credited to miscellaneous other operating income.

NOTE 11: Financial Instruments with Off-Balance-Sheet Risk
The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments may include loan commitments, interest rate exchange contracts, and standby letters of credit. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements. To date, the Bank only has loan commitments and letters of credit. The Bank has never participated in interest rate contracts.
The Bank's exposure to credit loss in the event of non-performance by the other party for loan commitments and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Bank has no significant concentrations of credit risk with any individual counterparty or groups of counterparties to originate loans. The Bank's lending is concentrated in San Diego County. Variable rate loans totalled $89,124 at December 31, 1994. The total contract amounts of financial instruments with off-balance sheet risk at December 31 are as follows:

                                    1994        1993

Loan Commitments:
     Variable rate               $48,140     $37,745
     Fixed rate                      431         259
     Letters of credit             1,997       1,758

                                 $50,568     $39,762

Since many of the loan commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on Management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and residential and income-producing properties. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

NOTE 12: Employee Benefit Plans
The Bank maintains a Profit Sharing Plan and Deferred Savings Plan for the benefit of all employees. Contributions to the Profit Sharing Plan are made at the discretion of the Board. The Deferred Savings Plan provides a 401(k) plan for which the Bank may make discretionary matching contributions on a percentage basis. The Bank accrued nothing under the plans in the years 1992 through 1994.

NOTE 13: 	Availability of Funds from Subsidiaries
Funds available for the payment of dividends by the Company would be obtained from the Bank and the Joint Venture.
There are legal limitations on the ability of the Bank to provide funds for the Company. Under federal banking law, dividends declared by the Bank in any calendar year may not, without the approval of the Comptroller of the Currency, exceed its net income, as defined, for that year combined with its retained net income for the preceding two years. Until the effects of the 1993 loss is overcome, the Bank will be precluded from paying dividends without such approval. Federal banking law also restricts the Bank from extending credit to the Company in excess of 10% of capital stock and surplus, as defined, of the Bank.
Any such extensions of credit are subject to strict collateral requirements.
As further described in Note 16, the Company merged SDNB Development Corp into itself as of July 31, 1993. The purpose in doing so was to allow cash flow currently being generated by the Joint Venture to come directly into the Company. During 1994, Joint Venture cash flow provided the Company with sufficient funds to meet its normal ongoing obligations but was not sufficient to allow payment of dividends, which would also require approval of the Federal Reserve Bank of San Francisco under terms of an agreement dated November 20, 1992.

NOTE 14: Stock Options
The Company had a 1984 Stock Option Plan which provided for the granting of options to directors, executives and other key employees. The Company had reserved 600,000 shares for issuance under the plans. Options were granted under the plan at a price not less than the fair market value of the Company's common stock on the date of grant. The options are exercisable in increments over a number of years as determined by the Board of Directors. The plan expired September 10, 1994.
At December 31, 1994, there were non-qualified options outstanding for 168,294 shares at purchase prices ranging from $3.25 to $7.94 per share and incentive options outstanding for 268,952 shares at purchase prices ranging from $3.25 to $11.13 per share. There were options exercisable
under the plans for 217,167 shares at December 31, 1994.   The Board of
Directors has adopted a 1994 Stock Option Plan with provisions similar to the expired plan, subject to approval by the shareholders.

NOTE 15: Lease Income
The Joint Venture (the Company's 62%-owned subsidiary) is the lessor of the Building in which the Bank has its main office. The lease term is 20 years. Certain of the Building leases contain renewal clauses at the option of the lessees. At December 31, 1994, minimum lease payments to be received by the Joint Venture on non-cancelable operating leases are as follows:

     1995              $ 1,636
     1996                1,228
     1997                1,059
     1998                  883
     1999                  899
     Thereafter          4,728

                       $10,433

NOTE 16: Investment in Joint Venture
The Company's wholly-owned subsidiary, SDNB Development Corp ("Devco") was the general partner with a 62% interest in a joint venture with a limited partnership, Kettner Building Associates, Ltd. ("KBA"), in the ownership and operation of the Building in which the Company has its headquarters. On July 1, 1993, Devco was merged into the Company and the Company became the general partner.
The results of operations attributable to the Company's controlling interest in the Joint Venture are included in consolidated results of operations with an appropriate allocation to the minority interest, the remaining limited partners in KBA. During 1990, however, the allocation exhausted the contributed capital of the remaining limited partners and the Company began absorbing the entire loss.

NOTE 17: Parent Company Information
The following financial information represents the condensed balance sheets of SDNB Financial Corp (parent company only) as of December 31, 1994 and 1993, and the related condensed statements of income and cash flows for each of the three years in the period ended December 31, 1994.

Condensed Balance Sheets                         1994      1993

Assets
Cash in San Diego National Bank               $    30   $    14
Investment in San Diego
  National Bank                                11,307    11,284
Investment in SDNB Building
  Joint Venture                                (3,375)   (2,935)
Investment in SDNB Mortgage
  Bankers                                           6         7
Note receivable from Joint Venture              1,413     1,448
Other assets                                      462       237

                                              $ 9,843   $10,055

Liabilities and Shareholders' Equity
Liabilities:
  Due to subsidiaries for income
    taxes                                     $    32   $     4
  Other liabilities                               212       123
  Notes payable                                   630       440

    Total Liabilities                         $   874   $   567

Shareholder's equity:
  Common Stock, no par value;
    authorized 15,000,000 shares,
    issued 1,558,364 in 1993 and
    in 1992                                    14,585    14,585
  Accumulated deficit                          (5,256)   (5,097)
  Net unrealized holding losses on
    available-for-sale securities                (360)        0

    Total shareholders' equity                  8,969     9,488

                                              $ 9,843   $10,055

Condensed Statements
of Operations                                1994      1993        1992

Management income                           $  41     $  21       $   0
Interest income                               136        66           3
Rental income                                 225       218         164

  Total income                                402       305         167

Operating expenses                            498       433         352

  Loss before income taxes and
    equity in undistributed loss
    of subsidiaries and cumulative
    effect of accounting change               (96)     (128)       (185)

Allocated income tax                           (1)        0           0

  Loss before equity in undistributed
    loss of subsidiaries and cumulative
    effect of accounting change               (97)      (128)      (185)

Equity in undistributed loss of
  subsidiaries                                (62)    (2,313)    (2,026)

Loss before cumulative effect of
  accounting change                          (159)    (2,441)    (2,211)

Cumulative effect of accounting
  change                                        0       (121)         0

  Net loss                                $  (159)   $(2,562)   $(2,211)


Condensed Statements
of Cash Flows                                1994       1993       1992

Operating Activities:
Net loss                                 $   (159)  $ (2,562)  $ (2,211)
  Adjustments to reconcile net loss
  to net cash used by operating
  activities:
    Net change in taxes payable               (30)      (600)       (86)
    Provision for depreciation and
      amortization                              4          6          1
    Cumulative effect of accounting
      change                                    0       (121)         0
    Net change in other assets               (267)        16         (4)
    Net change in other liabilities            59         50        (82)
    Loss of wholly-owned
      subsidiaries                             62      2,434      2,026

  Total adjustments                          (172)     1,785      1,855

  Net cash used by operating
    activities                               (331)      (777)      (356)

Investing Activities:
  Purchase of leasehold
    improvements                                0         30          0
  Payments from subsidiaries                  100        173          0

  Net cash provided by investing
    activities                                100        203          0

Financing Activities:
  Proceeds from short-term
    borrowings                                275        440          0
  Repayments of short-term
    borrowings                                (85)         0          0
  Proceeds from advances from
    subsidiaries                               83        488        425
  Repayment of advances from
    subsidiaries                              (26)      (516)         0

  Net cash provided by financing
    activities                                247        412        425

  Increase (decrease) in cash                  16       (162)        69
  Cash at beginning of year                    14        176        107

  Cash at end of year                       $  30      $  14      $ 176


NOTE 18: 	Disclosures About Fair Value of Financial Instruments
In 1992, the Company adopted SFAS 107 which requires the disclosure of the estimated fair value of its financial instruments. The following methods and assumptions were used to estimate the fair value of the other classes of financial instruments for which it is practice to estimate that value. Carrying value approximates fair value for cash and due from banks, federal funds sold and securities sold under agreements to repurchase.
Interest Bearing Deposits in Other Banks For privately placed certificates of deposit, all of which mature within 90 days, carrying value approximates fair value. Investment Securities Fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.
Loans Fair value for variable rate loans is determined by using the present value of cash flows discounted from the first repricing opportunity. For fixed rate loans, the cash flows to maturity are discounted to achieve the present value. In each case, the discount rate is equal to the rate at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Deposit Liabilities The fair value of demand deposits, savings accounts, NOW accounts and money market accounts is the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.
Acceptances Outstanding and Commercial Letters of Credit Settlement value approximates fair value.
Notes Payable Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.
Commitments, Guarantees and Standby Letters of Credit The fair values approximate the carrying amounts which are comprised of unamortized fee income.

                                            Carrying amount   Fair value
Financial Assets:
Cash and due from banks                          $ 11,936      $ 11,936
Interest bearing deposits in other banks            1,381         1,381
Investment securities                              27,231        26,551
Federal funds sold                                 24,000        24,000
Loans                                              97,058
Less allowance for loan losses                      2,148

  Net loans                                      $ 94,910      $ 94,490

Financial Liabilities:
Deposits:
  Non-interest bearing                           $ 45,693      $ 45,693
  Interest bearing                                 92,583        92,451

  Total deposits                                 $138,276      $138,144

Securities sold under agreements to repurchase   $ 12,285      $ 12,285
Notes payable                                      12,702        11,803

Unrecognized Financial Instruments:
  Acceptances outstanding and commercial
    letters of credit                                          $    766
  Commitments, guarantees and standby
    letters of credit                                          $    210

NOTE 19: Miscellaneous Operating Income
Miscellaneous operating income consists of the following:

                                     1994     1993     1992

Fiduciary activity fees            $    0   $    0   $   14
Service charge on deposits            633      737      743
Other service charges                 149      165      173
OREO income                            55       93      155
Other                                 743       22       29

                                   $1,580   $1,017   $1,114

NOTE 20: Other Non-Interest Expenses
Other non-interest expenses consist of the following:

                                     1994     1993     1992
Data Processing                    $  223   $  239   $  214
FDIC insurance premiums and
  OCC assessments                     442      487      400
Professional fees                     506      758    1,081
Provision for litigation settlement   250      150      500
Loan and collection expense           330      318      538
OREO expense                           59      168      757
Losses on OREO property               403      586      500
Miscellaneous                       1,234    1,649    1,314

                                   $3,447   $4,355   $5,304

NOTE 21: Capital Ratios
The Comptroller of the Currency ("OCC") has established a framework for supervisory requirements of national banks based upon capital ratios. Based upon this framework, a bank's capitalization is defined as well as capitalized, adequately capitalized, significantly undercapitalized or critically capitalized. As of December 31, 1994, the Bank's capital ratios were 7.09% and 11.61% for tier 1 capital and risk weighted capital, respectively. Under the OCC framework, a bank is well capitalized if its ratios are greater than or equal to 6% and 10% for tier 1 capital and risk weighted capital, respectively.
The Federal Reserve Bank, as the regulatory body of the Company, has capital ratio requirements providing that all bank holding companies should meet a minimum ratio of qualifying total capital to weighted-risk assets of 8 percent, of which at least 4.0 percentage points should be in the form of tier 1 capital. At December 31, 1994, the Company's capital ratios were 5.33% and 8.85% for tier 1 capital and risk weighted capital, respectively.

NOTE 22: Subsequent Event
On January 31, 1995, the Company entered into a stock purchase agreement whereby two limited partnerships managed by WHR Management Corp. ("WHR") will purchase 510,121 shares of newly issued common stock for approximately $2.2 million. In conjunction with the investment by WHR, the Company plans a $3 million "rights offering" to existing shareholders. Upon completion of the rights offering, WHR will invest up to an additional $1.1 million. The transactions are subject to approval by regulatory authorities and by the Company's shareholders.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of SDNB Financial Corp
We have audited the accompanying consolidated balance sheets of SDNB Financial Corp and subsidiaries (the "Company") as of December 31, 1994 and 1993, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SDNB Financial Corp and subsidiaries at December 31, 1994 and 1993, the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.
As discussed in note 10 to the consolidated financial statements, a subsidiary of the Company is a defendant in a lawsuit in which the amount of damages sought has not yet been specified. While the ultimate outcome of the litigation cannot presently be determined, the Company recorded a provision for this matter based on ongoing settlement negotiations. No further provision for liability, if any, that may result upon final resolution of this matter has been made in the accompanying financial statements.
As discussed in notes 1 and 8 to the consolidated financial statements, the Company changed its method of accounting for income taxes effective January 1, 1993.

/s/Coopers & Lybrand L.L.P.
San Diego, California
February 17, 1995

INVESTOR RELATIONS INFORMATION

Availability of Form 10-K
The Company will furnish, without charge, upon written request of any shareholder, a copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K (including financial statements and financial statement schedules, but without exhibits) for the fiscal year ended December 31, 1994. Requests should be addressed to:
  Howard W. Brotman, Secretary
  SDNB Financial Corp
  Post Office Box 12605
  San Diego, CA 92112-3605

Direct Mailing to "Street Name" Holders
Shareholders who have certificates of SDNB Financial Corp common stock held in brokerage accounts or otherwise not in their own names should receive the Company's annual reports from their brokers or other record holders.
If you are such a shareholder and desire to receive those and other reports directly from SDNB Financial Corp at the same time as record holders, please contact in writing:
  Howard W. Brotman, Secretary
  SDNB Financial Corp
  Post Office Box 12605
  San Diego, CA 92112-3605

Independent Accountants
Coopers & Lybrand L. L. P.
402 West Broadway
San Diego, CA 92101

Stock Transfer Agent
American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005

Stock Information
Since October 6, 1987 the Company's common stock has been listed on the NASDAQ National Market System. There is only a limited market for the Company's common stock.
The Company had approximately 700 shareholders as of December 31, 1994.

Price Information by Period
                                   1994           1993
First quarter
     Low                         $ 2.50         $ 3.50
     High                          3.25           4.00
Second quarter
     Low                           2.50           3.50
     High                          3.25           4.38
Third quarter
     Low                           2.50           2.50
     High                          4.75           4.00
Fourth quarter
     Low                           3.00           2.50
     High                          4.75           3.38

Dividend Information
There were no stock or cash dividends declared in 1994 or 1993.

Common Stock Listing
The Company's common stock trades on The Nasdaq Stock Market under the symbol: SDNB.

THE PEOPLE OF SDNB


Board of Directors

Margaret (Midge) Costanza
Partner, Martin & Costanza Communications

Charles I. Feurzeig
Chairman of the Board, SDNB Financial Corp;
President, Pacific View Construction Co., Inc.

Murray L. Galinson
President, Chief Executive Officer,
SDNB Financial Corp and San Diego National Bank

Karla J. Hertzog
President, TOPS Total Personnel Services, Inc.

Robert B. Horsman
Executive Vice President,
SDNB Financial Corp and San Diego National Bank

Mark P. Mandell
Attorney-at-Law

Patricia L. Roscoe
Chairman, Patti Roscoe & Associates, Inc. and Roscoe/Cottrell, Inc.

Julius H. Zolezzi
President, Zolezzi Enterprises


Officers of SDNB Financial Corp

Murray L. Galinson
President, Chief Executive Officer

Robert B. Horsman
Executive Vice President

Howard W. Brotman
Senior Vice President, Secretary, Chief Financial Officer

Joyce Chewning
Senior Vice President


San Diego National Bank Business Advisory Council

John L. Baldwin
President, Baldwin Pacific Corp.

Betty Byrnes
Medical Administrator

Shlomo Caspi
President, Caspi, Inc. & Caspi Enterprises

Marvin Cohen
Architect

Michael H. Dessent
Dean, California Western School of Law

Norman Eisenberg, CPA
Eisenberg & Bonk

James T. Gianulis
President, Pacific Income Properties, Inc.

Wayne L. Hanson
President, Cygnus Corp.

Warren O. Kessler, MD
Hillcrest Urological Medical Group

Edward Mendelsohn
President, ESM & Associates

Rebecca Newman
Real Estate Broker

James S. Nierman
Real Estate Investor

Gordon W. Parkman
President, Parkman Realty Corp.

Reint Reinders
President, San Diego Convention and Visitors Bureau

Winifred Reno
Owner, The Plantry

Nancy L. Scott
President, Capital Equities of La Jolla

Brad Shuman
President, Imprinted Products, Inc.

C. Randolph Strada
President, First San Diego Co., Inc.

William Verbeck
President, WNV, Inc.

Arnold Winston
President, BancCorp Companies, Inc.


San Diego National Bank Senior Management Committee

Murray L. Galinson
President, Chief Executive Officer

Robert B. Horsman
Executive Vice President

Howard W. Brotman
Senior Vice President, Chief Financial Officer

Joyce Chewning
Senior Vice President, Operations


San Diego National Bank Officers

Gail Jensen-Bigknife
Senior Vice President, Real Estate Loans

Richard Nance
Senior Vice President, Credit Administration

Nancy A. Aul
Vice President, Commercial Banking Group, Main Office Assistant Manager

Ronald P. Bird
Director of Business and Community Development

Paul D. Fowle
Vice President, Commercial Banking Group

Pamela A. McMahon
Vice President, Corporate Banking Group Manager

John McNulty
Vice President, Corporate Banking Group

Debra Perkins
Vice President, Compliance

Connie M. Reckling
Vice President, Human Resources

Roger Remnant
Vice President, Real Estate Loans

Dawn Y. Serafen
Vice President, Operations

John G. Weaver
Vice President, Commercial Banking Group

Kaye Hobson
Assistant Vice President, Finance

Julius J. Kukta
Assistant Vice President, Corporate Banking Group

Eric W. Larson
Assistant Vice President, Finance

JoAnn Piper
Assistant Vice President, Deposit Services

Carol A. States
Assistant Vice President, Commercial Banking Group

Barbara J. Bellini
Administrative Officer

Daryl Durham
EDP Manager

Linda Eggen
Real Estate Administrative Officer

Kristan V. Gregg
Administrative Officer

Jim Martinez
Administrative officer

Susie Mummery
Administrative Officer

Jacqueline M. Murphy
Operations Officer

Susan Ohlendorf
Operations Officer

William D. Scheffel
Financial Analyst

Thomas S. Sperla
Special Assets Manager

Cynthia Velez
Operations Officer

(This page consists of a photograph of the Board of Directors as described by the caption below.)

Board of Directors
(top row, standing)
Karla J. Hertzog
President, TOPS Total Personnel Services, Inc.

Mark P. Mandell
Attorney-at-Law

Murray L. Galinson
President, Chief Executive Officer,
SDNB Financial Corp and San Diego National Bank

Robert B. Horsman
Executive Vice President,
SDNB Financial Corp and San Diego National Bank

Patricia L. Roscoe
Chairman, Patti Roscoe & Associates, Inc. and Roscoe/Cottrell, Inc.

(front row, sitting)
Margaret (Midge) Costanza
Partner, Martin & Costanza Communications

Charles I. Feurzeig
Chairman of the Board, SDNB Financial Corp;
President, Pacific View Construction Co., Inc.

(not pictured)
Julius H. Zolezzi
President, Zolezzi Enterprises

SDNB Financial Corp
1420 Kettner Boulevard
San Diego, California
92101
(619)231-4989

San Diego National Bank is a member of FDIC and an Equal Housing Lender