Form 10-K405, Exhibit 13
period 1995-12-31
SDNB FINANCIAL CORP
filed 1996-03-28
CIK 702147

EXHIBIT "13"



                  ANNUAL REPORT TO SHAREHOLDERS

SDNB Financial Corp. Annual Report 1995 cover page.
(Cover page includes four graphics illustrating concepts of Diversification, International, Community and Branching Out.)

DIVERSIFICATION, GROWTH AND PROFITABILITY SIGNIFY THE SUCCESS OF SDNB FINANCIAL CORP. IN 1995. WE COMMISSIONED TOM VOSS, A LOCAL SAN DIEGO ILLUSTRATOR, TO CREATE ART THAT REPRESENTS FOUR AREAS OF ACHIEVEMENT FOR SDNB FINANCIAL CORP. EACH WORK OF ART DEPICTS A SEGMENT OF OUR GROWTH THROUGH THE EYES OF THE ARTIST. AS A SUPPORTER OF THE SAN DIEGO COMMUNITY AND THE ARTS, WE ARE PROUD TO DISPLAY THE ORIGINAL ART IN OUR DOWNTOWN OFFICE.




                            SELECTED FINANCIAL DATA


                               1995      1994      1993      1992      1991
FOR THE YEAR, IN THOUSANDS

Total interest income       $12,743   $11,818   $11,930   $12,334   $15,116
Net interest income           9,527     8,912     8,571     8,321     8,468
Securities gains, net            11         0         0        25        80
Provision for loan losses       200     1,850     2,950     1,320     1,270
Net income (loss)               212      (159)   (2,562)   (2,211)     (511)

AT YEAR END, IN THOUSANDS

Assets                     $178,572  $173,185  $170,693  $194,689  $205,232
Deposits                    140,409   138,276   138,150   164,739   154,979
Loans, net                   90,329    94,910   108,511   130,010   119,817
Investment securities        34,441    27,231    30,227    17,943    15,006
Long term obligations         7,989    10,158    10,379    10,630    10,881
Shareholders' equity         16,686     8,969     9,488    12,050    14,261

PER SHARE

Net income (loss)             $0.10    ($0.10)   ($1.67)   ($1.44)   ($0.33)
Cash dividends paid            0.00      0.00      0.00      0.00      0.08
Shareholders' equity           5.43      5.83      6.17      7.83      9.27

                           LETTER TO OUR SHAREHOLDERS


     Dear Shareholders, it is fair to say this was a very significant year! In 1995, SDNB Financial Corp's vision for expansion and diversification became a reality. We welcomed 300 new shareholders and gave thanks to 700 existing shareholders who reconfirmed their support by participating in our capital offering. Our capital grew from $9 million to $16.7 million. We also refinanced the San Diego National Bank headquarters building, increasing the book value of each share of stock by 48 cents.
     Good news from the bottom line: 1995 brought a significant turn in profits for the holding company and San Diego National Bank. SDNB Financial Corp enjoyed earnings of $212,000, a dramatic improvement over 1994's loss of $159,000. The bank gave a stellar performance with increased earnings of $989,000, compared to the year-earlier profits of $328,000.
     1995 brought to a close the final chapter and costs of the Pioneer Mortgage Company litigation.
     We believed 1995 was ripe for capturing the disgruntled and besieged victims of the megamerger frenzy going on with San Diego banks. For those who did not find "bigger to be better," San Diego National Bank offered itself as the friendly alternative to the corporate indifference of large banks. While giant banks wrestled for turf and acquisitions, we concentrated on building our assets by meeting the needs of customers.
     Innovative product lines and state-of-the-art banking technologies were designed to match businesses with industry-sensitive services tailored to specific types of businesses. For example, we created a package of services for property management companies and home owners associations to meet their individual processing needs. In addition to building on our solid customer following in the legal, medical and accountancy professions, we branched out into select new areas, like manufacturing and wholesaling.
     At the end of the year, we proudly announced our new international division. Concerned that San Diego would miss the boat without local financial institution backing to ensure local entrepreneurs the necessary support to compete, we decided to get involved. This was done with the recognition that this new area is for serious bankers - bankers who are willing to do everything it takes to extend themselves in assisting local companies to enter the global market place.
     We are excited by the staff (continued on page 6)

(Graphic picture illustating Diversification & Growth)

                          Diversification & Growth

1995 WAS A PROSPEROUS YEAR FOR SDNB FINANCIAL CORP. THE ANNUAL HARVEST BROUGHT DIVERSIFICATION AND GROWTH IN SERVICES, NEW FINANCIAL MARKETS AND PROFITS. THE MANY DIFFERENT FRUITS OF OUR LABOR WERE REALIZED WHEN WE OPENED OUR NEW INTERNATIONAL DEPARTMENT AND AN OFFICE IN THE SOUTH BAY.

(Graphic picture illustating International)

                                International

SDNB FINANCIAL CORP. LOOKED TO THE FUTURE AND PLANTED SEEDS THAT WOULD
ALLOW SAN DIEGO AND THE COMPANY TO PARTICIPATE IN THE EMERGING GLOBAL ECONOMY. THE NEWLY-OPENED INTERNATIONAL DEPARTMENT NOT ONLY FILLS A VOID IN SAN DIEGO'S FINANCIAL COMMUNITY, BUT ESTABLISHES OUR PRESENCE IN AN EVOLVING AND FERTILE MARKET.

(Graphic picture illustating Branching Out)

                                 Branching Out

NEW BRANCHES ARE A FIRST SIGN OF GROWTH. A SIGN OF OUR GROWTH BEGINS WITH OUR NEW BRANCH IN CHULA VISTA, STRENGTHENING OUR COMMITMENT TO SERVING THE GREATER SAN DIEGO REGION AND YIELDING NEW BUSINESS OPPORTUNITIES BOTH FOR THE COMPANY AND THE SOUTH BAY.

(Graphic picture illustating Community)

                                 Community

DEEPLY ROOTED IN THE COMMUNITY AND REMEMBERING THE IMPORTANCE OF GIVING BACK TO OUR COMMUNITY, THE PEOPLE OF SDNB CONTINUED TO EXPAND SERVICE AND PARTICIPATION IN BETTERING THE QUALITY OF LIFE IN SAN DIEGO THROUGH INVOLVEMENT IN SOCIAL AND HEALTH SERVICE ORGANIZATIONS, THE ARTS AND CIVIC PROGRAMS.

                         LETTER TO OUR SHAREHOLDERS
                           Continued from page 1


and resources we have put together, as well as the challenge and opportunity international banking offers, for both the San Diego business community and your company.
     Our expansion and diversification of product lines, services and markets culminated with the opening of our new South Bay office, located in Chula Vista. Always a good customer source for the bank, the timing and proximity to the international border and developing manufacturing and wholesale clientele was a perfect fit. We expect great things from this enthusiastic and energetic office.
     The courier service continued to extend our customer reach countywide. San Diego National Bank and courier banking have become synonymous, setting the standard for bringing banking to the office.
     For SDNB employees, directors and management, service to the community extended past closing time and beyond banking business. As San Diego's leading community bank, we invested in the civic, charitable, arts and culture infrastructure that make up the heart of our community. Time, expertise and monetary contributions went to more than 100 charities and organizations.
     None of this would have been possible without your faith and vision. The vision that became reality in 1995 was also the result of top-notch banking professionals, working together with a collective mission of excellence and service.
     Looking to superior achievements every year, we are pleased to announce a number of promotions. Robert Horsman has been named President of San Diego National Bank, and Joyce Chewning, Executive Vice President. Howard Brotman will join the Board Of Directors of SDNB Financial Corp and Mark Mandell will be joining the senior management team of the bank, along with Ron Bird, Senior Vice President and Director of the Business Services Department.
     It was a great year.  Thanks to all of you for sharing it with us.


Sincerely,


/s/ Murray L. Galinson
MURRAY L. GALINSON
PRESIDENT AND CEO
(picture of Murray L. Galinson next to his signature)

/s/ Charles I. Feurzeig
CHARLES I. FEURZEIG
CHAIRMAN OF THE BOARD
(picture of Charles I. Feurzeig next to his signature)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS
                    SDNB Financial Corp. and Subsidiaries


OVERVIEW
The operations and financial condition of the Company improved substantially during 1995. The Company recorded a profit in 1995 of $212,000 compared to losses of $159,000 and $2,562,000 in 1994 and 1993, respectively. In addition to the return to profitability, the Company also benefited by:
  1.  A successful capital infusion program which added a net of $5.7 million to capital.
  2. Refinancing of the mortgage on the San Diego National Bank Building which resulted in a gain of $1.46 million credited to shareholders' equity.
  3.  Settlement of the long standing Pioneer Mortgage litigation against
San Diego National Bank.
  4.  Opening of the new South Bay Office and International Department of
the Bank.
     For the past several years, the Company and the Bank had been adversely affected by a number of factors emanating primarily from the condition of the economy in San Diego. These factors, which are more fully described herein, have included:
  a.  The continued need for a high loan loss provisions.
  b.  OREO losses and expenses from higher than normal levels of OREO property.
  c. Reduction in the level of the loan portfolio resulting from continuing low loan demand.
     Additionally, the Company has incurred substantial expense in connection with legal fees and provisions for settlement costs of the Pioneer Mortgage litigation (see "Other Non-Interest Expenses").
     Loan loss provision and OREO losses and expenses were reduced dramatically in 1995 and as cited above, the Pioneer Mortgage litigation has been settled, although there was still substantial expense in 1995.
     While the Company reports a profit in 1995 and a much reduced loss in 1994 than in 1993, there can be no assurances of the factors noted above, or other factors, will not continue to adversely impact the Company and the Bank. Discussion of the individual elements of the Company's operations is contained in subsequent sections of this report.

Liquidity and Asset/Liability Management
By the nature of its commercial/wholesale focus, the Bank has moderate interest-rate risk exposure in a declining-rate environment. This phenomenon can be seen in the "Static Gap Summary" (Table 1). At
December 31, 1995, approximately 70% of the Bank's earning assets adjust immediately to changes in interest rates. Within three months, this increases to 86% of earning assets. Consequently, the Bank utilizes deposit liabilities that also adjust relatively quickly. Within the same three-month period, approximately 92% of the Bank's interest-bearing liabilities (mostly deposits) adjust to current rates.
     The Bank's cumulative gap position at the three month repricing interval has increased approximately $10.8 million, or 43% from $26.0 million at December 31, 1994 to $35.8 million at December 31, 1995. Volume of assets and liabilities have both increased from the year earlier. Increases of $13.0 million in securities and $4.5 million in deposits are partially offset by a decrease of $1.2 million in loans within the three month horizon.
     During February 1995, the Bank entered into an interest rate swap to hedge against the effects on income of falling interest rates. If the prime interest rate falls below eight percent during the life of the contract, the Bank will receive payments amounting to the difference between the then existing prime rate and eight percent on the contract amount of $20 million. These payments continue while the prime interest rate stays below eight percent or until expiration of the contract, February 3, 1998. This contract helps to stabilize the Bank's net interest spread which, absent any hedge, decreases during periods of rapidly falling interest rates. To date, there have been no payments received under this contract.
     The Bank's liquidity needs are projected by comparing anticipated funding needs against current resources and anticipated deposit growth.
Any current surplus of funds is invested to maximize income while maintaining safety and providing for future liquidity.
     During the year ended December 31, 1995, cash and cash equivalents increased $3.6 million. Operating activities provided $1.2 million during the period. Approximately $2.3 million was used by investing activities.
The two major components were net investment of $6.5 million in securities ($27.1 million purchases of securities offset by $20.6 million of sales, maturities, and calls) and decrease in gross loans totaling $4.3 million. Financing activities provided $4.7 million during the period. Deposits increased $2.1 million while borrowings decreased $3.1 million. The issuance of new stock during the year provided a net amount of $5.7 million.
     Liquidity is provided on a daily basis by federal funds sold and on a longer-term basis by the structuring of the Bank's investment portfolio to provide a steady stream of maturing issues. Additionally, the Bank may raise additional funds from time to time through money desk operations or via the sale of loans to another institution.
     The Bank has never purchased high-yield securities or participated in highly-leveraged transactions.

TABLE 1. STATIC GAP SUMMARY
DECEMBER 31, 1995

                                        Immediately                                            Non-rate
                                         Adjustable      1 Day                                 Sensitve
                                          Or 1 Day      Through     3 Through    6 Through     And Over
(In thousands)                            Maturity     3 Months     6 Months     12 Months     12 Months     Total
Loans (net)                                82,630        1,881          982         1,263         5,575     92,331
Investment securities                           -       22,580        1,963         1,001         8,425     33,969
Certificates of deposit in other banks          -            -        1,490           793             -      2,283
Federal funds sold                         24,700            -            -             -             -     24,700

   Total interest earning assets          107,330       24,461        4,435         3,057        14,000    153,283

   Non-interest earning assets                  -            -            -             -        14,367     14,367
Total assets                              107,330       24,461        4,435         3,057        28,367    167,650

Deposits:
  Savings, NOW accounts and money markets  68,330            -            -             -             -     68,330
  Time deposits                                 -       14,762        4,680         3,157           136     22,735

Total deposits                             68,330       14,762        4,680         3,157           136     91,065

Securities sold under agreement
  to repurchase                            12,934            -            -             -             -     12,934

  Total interest bearing liabilities       81,264       14,762        4,680         3,157           136    103,999

  Non-interest bearing liabities	               -            -            -             -        50,036     50,036
  Shareholders' equity                          -            -            -             -        13,615     13,615

Total liabilities and shareholders' equity 81,264       14,762        4,680         3,157        63,787    167,650

Interest rate sensitivity gap              26,066        9,699         (245)         (100)      (35,420)

Cumulative interest rate sensitivity gap   26,066       35,765       35,520        35,420             -


Capital Resources
Since its initial capitalization in 1981, the Company had relied primarily on internally generated income to fund its growth and provide for depositor protection. During 1994, the Company concluded that additional capital would be beneficial and proposed a plan for additional capitalization which was approved by regulatory authorities on March 9, 1995, and by the shareholders of the Company on March 17, 1995. The plan encompassed the following steps:
  1. Sale of 510,121 newly issued shares of the Company's Common Stock to two limited partnerships managed by WHR Management Corp. ("WHR") at $4.34 per share for a gross amount of $2,213,925. This step was completed on March 28, 1995.
  2. A rights offering to existing shareholders and, pursuant to a best-efforts underwriting agreement, to third parties encompassing 769,582 shares of newly issued Common Stock at a subscription price of $4.34 per share for a gross amount of $3,339,986. This step was completed on September 28, 1995.
  3. Sale to WHR of an additional 255,193 newly issued shares of Common Stock at $4.34 per share for a gross amount of $1,107,538. This step was completed on October 6, 1995.
     Additionally, in 1995 the Company issued the following warrants to purchase shares of Common Stock:
  1. A warrant to purchase 37,363 shares at $4.34 per share to Torrey Pines Securities, Inc. pursuant to a Rights Agent Agreement as further compensation for its services in connection with the rights offering to existing shareholders.
  2. A warrant to purchase 150,000 shares at a price of $5.44 per share to PKH Kettner Investors, LLC as additional consideration for granting a loan secured by a first trust deed on the Bank Building.
     The net proceeds from the sale of Common Stock have been used for general corporate purposes which include the following:
  1.  $250,000 loan to San Diego National Bank Building Joint Venture
("Joint Venture") which in turn made a partial payment on a note (the "PV Note") owed to PVCC, Inc. which was secured by a second trust deed on the Bank Building. PVCC, Inc. is a corporation controlled by Charles I. Feurzeig, chairman of the Company's Board of Directors.
  2. $630,000 to pay off Company notes payable which included $390,000 due to officers and/or directors of the Company.
  3. $1,125,640 to purchase customer notes from the Bank, at par, which were then assigned to the Joint Venture, which in turn assigned the notes to PVCC, Inc. as further payment of the PV Note.
  4. $1,188,172, which along with $8,000,000 in proceeds of a new note secured by a first trust deed on the Bank Building, to refinance the Bank Building, paying $8,579,000 to WHR (and realizing a prepayment discount of $1,579,000) and $524,360 to pay the balance of the PV Note.
  5.  $1,000,000 additional invested in San Diego National Bank.
     The remaining proceeds will be used for general corporate purposes, which may include investments in or extensions of credit to the Company's subsidiaries, reduction of existing debt, or financing possible future acquisitions of other banking institutions or related businesses.

At the present time, the Company does not have any specific plans, agreements or understandings, written or oral, pertaining to the proposed acquisition of any banking institution or related business.
     As a national bank subject to the regulation of the Office of the Comptroller of the Currency (the "Comptroller"), the Bank is subject to legal limitations on the source and amount of dividends it is permitted to pay to the Company. The approval of the Comptroller is required for any dividend by a national bank if the total of all dividends declared by the bank in any calendar year would exceed the total of its net profits, as defined by the Comptroller, for that year, combined with its retained net profits for the preceding two years. As of January 1, 1996, the Bank had available for dividends approximately $1,370,000 without the approval of the Comptroller. The payment of dividends by the Bank may also be affected by other factors, such as requirements for the maintenance of adequate capital. In addition, the Comptroller and the Federal Deposit Insurance Corporation (the "FDIC") are authorized to determine under certain circumstances relating to the financial condition of a national bank whether the payment of dividends would be an unsafe or unsound banking practice and to prohibit payment thereof. Finally, under the Federal Deposit Insurance Corporation Improvement Act ("FDICIA"), an insured depository institution is prohibited from making any capital distribution to its owner, including any dividend, if, after making such distribution, the depository institution fails to meet the required minimum level for any relevant capital measure, including the risk-based capital adequacy and leverage standards discussed under "Capital" below.
     The Company and the Federal Reserve Bank of San Francisco ("Reserve Bank") entered into an agreement on November 20, 1992, pursuant which the Company must obtain the approval of the Reserve Bank prior to, among other actions, the declaration of any cash dividends.
     The Comptroller has established a framework for supervisory requirements of national banks based upon capital ratios. Based upon this framework, a bank's capitalization is defined as well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized or critically undercapitalized. Under the Comptroller's framework a bank is well capitalized if its ratios are greater than or equal to 6% and 10% for tier 1 capital and risk weighted capital, respectively. As of December 31, 1995, the Bank was considered "well capitalized".
     The Federal Reserve Board ("Reserve Board"), as the regulatory body of the Company, has capital ratio requirements. Under the Reserve Board's Capital Adequacy Guidelines, all bank holding companies should meet a minimum ratio of qualifying total capital to weighted-risk assets of 8 percent, of which at least 4.0 percentage points should be in the form of tier 1 capital.
     The Reserve Board and the Comptroller have also imposed a leverage standard to supplement their risk-based ratios. This leverage standard focuses on a banking institution's ratio of Tier 1 capital to average total assets adjusted for goodwill and other certain items. Under these guidelines, banking institutions that meet certain criteria, including excellent asset quality, high liquidity, low interest rate exposure and good earnings, and have received the highest regulatory rating must maintain a ratio of Tier 1 capital to total assets of at least 3%. Institutions not meeting this criteria, as well as institutions with supervisory, financial or operational weaknesses, along with those experiencing or anticipating significant growth are expected to maintain a Tier 1 capital to total assets ratio equal to at least 4% to 5%.
     As reflected in the following table, the risk-based capital ratios and leverage ratios of the Company and the Bank as of December 31, 1995, exceeded the fully phased-in regulatory risk-based capital adequacy guidelines and the leverage standard.


Capital Components and Ratios


                                       December 31, 1995    December 31, 1994
(dollars in thousands)                 Company      Bank    Company      Bank
Capital Components:
Tier 1 Capital                        $16,726    $13,656    $9,329    $11,667
Total Capital                          18,207     15,006    10,868     13,081
Risk-weighted assets
  and off-balance
  sheet instruments                   117,967    107,310   122,833    112,672

Tier 1 risk-based:
Actual                                 14.18%     12.73%     7.59%     10.35%
Required                                4.00%      6.00%     4.00%      6.00%
Excess                                 10.18%      6.73%     3.59%      4.35%

Total risk-based:
Actual                                 15.43%     13.98%     8.85%     11.61%
Required                                8.00%     10.00%     8.00%     10.00%
Excess                                  7.43%      3.98%     0.85%      1.61%

Leverage:
Actual                                  9.37%      8.43%     5.33%      7.09%
Required                                5.00%      5.00%     5.00%      5.00%
Excess                                  4.37%      3.43%      .33%      2.09%

Investment Securities
As reflected in the consolidated financial statements and in the accompanying notes thereto, the investment portfolio of the Bank has recovered a substantial portion of the loss in market value experienced in 1994. That loss was due to higher interest rates during 1994, compounded by adverse market conditions for "structured notes" and other derivative securities. Management believes that there is sufficient current liquidity and available sources of liquidity to allow all structured notes (which are issued by United States government agencies) to mature as scheduled and thus avoid realization of any material amount of loss due to decline in market value.

Net Interest Income/Net Interest Margin
Net interest income for 1995 was $9,527,000 compared to $8,912,000 for 1994 and $8,571,000 for 1993, which represents increases of 7% and 4%, respectively.
     Net interest income is determined by the spread of earnings on assets over the cost of funds. The three-year history is shown in the following chart:

                                        1995        1994        1993
NET INTEREST SPREAD
Yield on average earnings assets
  (taxable equivalent)                  9.12%       7.75%       7.60%
Cost of funds                           2.29%       1.89%       2.11%
Net interest spread                     6.83%       5.86%       5.49%

TABLE 2.  VOLUME/RATE VARIANCE ANALYSIS

                                              1995 COMPARED TO 1994       1994 COMPARED TO 1993          1993 COMPARED TO 1992
                                              Volume   Rate   Total       Volume   Rate   Total          Volume   Rate   Total

INCREASE (DECREASE) IN INTEREST ON EARNING ASSETS:
Loans
  Commercial loans                             (856)  1,159     303      (1,320)    316  (1,004)          (466)     36    (430)
  Real estate loans                             (71)    351     280        (275)    452     177            258    (269)    (11)
  Installment loans                             (20)     27       7         (25)    (52)    (77)           (51)     71      20

    Total loans                                (947)  1,537     590      (1,620)    716    (904)          (259)   (162)   (421)

Investment securities
  U.S. Treasury securities                       73      60     133          18      18      36             (5)    (58)    (63)
  Securities of government agencies            (109)    132      23         312      67     379            376     (82)    294
  State and political obligations              (167)    (14)   (181)        130    (139)     (9)           (25)     (5)    (30)
  Other securities                               61       3      64         (13)     (3)    (16)           (65)     19     (46)

    Total investment securities                (142)    181      39         447     (57)    390            281    (126)    155

Certificates of deposit in other bank            42      32      74          (1)     (3)     (4)           (78)    (27)   (105)
Federal funds sold                             (127)    299     172         172     196     368             19     (63)    (44)

    Total interest income change             (1,174)  2,049     875      (1,002)    852    (150)           (37)   (378)   (415)


INCREASE (DECREASE) IN INTEREST PAID ON LIABILITIES:


Interest on deposits
  Savings, NOW accounts,
    and money markets                           (49)    314     265         158      90     248           (194)   (279)   (473)
  Other domestic time deposits                 (170)    336     166        (794)   (103)   (897)            76    (326)   (250)

    Total interest on deposits                 (219)    650     431        (636)    (13)   (649)          (118)   (605)   (723)

Securities sold under agreement to repurchase
  and federal funds purchased                  (129)     17    (112)        171      11     182            101     (60)     41

Short-term debt                                 (64)     32     (32)          5      30      35             29     (10)     19

Long-term debt                                  (18)    194     176         (15)    (37)    (52)           (20)   (140)   (160)

    Total interest expense change              (430)    893     463        (475)     (9)   (484)            (8)   (815)   (823)

    Net change in net interest income          (744)  1,156     412        (527)    861     334            (29)    437     408

<F1>
Note:  Change in interest income or expense can be attributed to (a) changes in volume (change in volume times old rate), (b)
changes in rate (change in rate times old volume),and (c) changes in rate/volume (change in rate times the change in volume).
The rate/volume variances are allocated proportionally between the rate and the volume variances based on their absolute values.

     Since the vast majority of the Bank's loans (91% at December 31, 1995) are at variable rates, changes in the prime interest rate impact the yield shown above. The Wall Street Prime interest rate during this period was as follows:

                                        1995        1994        1993
High                                    9.00%       8.50%       6.00%
Low                                     8.50%       6.00%       6.00%
Average                                 8.83%       7.14%       6.00%

     In addition to interest rates, changes in the volumes of assets and liabilities also affect net interest income. The volume/rate variance analysis (Table 2) shows the change in net interest income that is attributable to changes in volume versus changes in rates. As reflected in Table 2, net interest spread is affected by several factors, including:
  1. The reduction of average loan balances, which began in 1993, continued during 1995, resulting in a substantial decrease in interest earned based on volume.
  2. The amount of time deposits has declined from $45.3 million average in 1993 to $18.5 million average in 1995. The decline in time deposits is attributable to two major factors:
    a. In response to slowing loan demand, the Bank priced "money desk" certificates of deposit unattractively, assuring that those funds already in the Bank would be withdrawn at maturity.
    b. Continuing depositors have apparently chosen to shift to the more flexible money market accounts as the interest rate differential between those accounts and time certificates diminished.

Loans and Allowance and Provision for Loan Losses
Management employs a 'migration analysis method' to establish the required amount of loan loss allowance. This process tracks realized loan losses back through the prior two years to estimate loss exposure on the classified and unclassified loan portfolios. Additionally, loss experience is tracked in pools of loans with similar characteristics to estimate the loss exposure unique to various loan types. The measured loss exposure is then applied to the current loan portfolio and further adjusted for 'qualitative factors' such as:
  Changes in the trends of the volume and severity of past due and classified loans; and trends in the volume of non-accrual loans, troubled debt restructurings and other loan modifications;
  Changes in the nature and volume of the portfolio;
  Changes in the experience, ability, and depth of lending management and staff;
  Changes in lending policies and procedures, including underwriting standards and collections, charge-offs and recovery practices;
  Changes in national and local economic and business conditions and developments, including the condition of various market segments;
  The existence and effect of any concentrations of credit, and changes in the level of such concentrations;
  Changes in the quality of the loan review system and the degree of oversight by the Board of Directors; and
  The effect of external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the current portfolio.
     This method of establishing loan loss reserves complies with the policies of the Office of the Comptroller of the Currency as reflected in Banking Circular 201, revised, dated February 20, 1992, and in Banking Bulletin 93-60, dated December 21, 1993. The Company began testing this new method during 1992 and comparing its results to results reached by the previously existing procedures employed by the Company. The test proved that the two methods were comparable, and the Company adopted the new migration analysis method during 1993.
     Evaluation and classification of problem loans is an ongoing process involving grading by loan officers, evaluation by the credit administration department of the Bank, and a review on a regular basis by an independent loan review firm. Additionally, in response to the problems in the economy and increases in the level of classified loans, in 1993 the Bank established a Special Assets Department to deal solely with problem loans including identification, modification where appropriate, and early recognition of loss potential. The introduction of the Special Assets Department has resulted in improved early recognition of problem loans and opportunity to restructure them, thereby increasing the amount of loans reported as nonperforming (both those that are current in payment and those that are not current), but improving the collection record on such loans. The migration analysis adequately recognizes the loss potential included in those credits.
     Accordingly, the Company believes its method for establishing the loan loss allowance is sound. But no method, however valid, can consistently predict future events with complete accuracy. In recent years, several factors used by the Bank to establish loan loss allowances have been subject to considerable volatility, and this in turn has affected the volatility of nonperforming loans, charge-offs, and the coverage ratio. In addition, the Bank's method of reporting, particularly its conservative listing of loans as nonperforming, is not always an accurate indicator of actual future losses.
     The economy in San Diego suffered a sharp downturn in recent years, particularly in the real estate market. The Bank is a community bank with a relatively small loan portfolio comprised of mostly commercial/real estate loans that tend to be individually larger in amount than loans made by retail banks. As a result of these and other factors, the Bank can experience large swings in nonperforming loans, charge-offs, and the coverage ratio when one or a few loans are transferred from one category to another. These factors are not reasons for changing a valid method of determining loan loss allowances and are not always accurate predictors of losses, but they do have short-term effects on those allowances and related reported figures.
     Significant components of the loan loss charge-offs in 1994 ($1.2 million of a total of $2.4 million) and in 1993 ($660,000 of a total of $2.7 million) were attributable in each year to a single loan which became a problem loan late in the year. In both cases, the Bank responded with a partial charge-off, consistent with its conservative reporting of problem loans.
     Conservative reporting of nonperforming loans is a useful management tool, but it is not always a good predictor of loan losses (nor is it intended to be) and there is no direct correlation between nonperforming loans and the proper level of loan loss reserves (nor should there be). As the following chart shows, a significant portion of the loans reported as "nonperforming" are in fact performing in that payments on those loans are current. (See the percentages in the final line of the chart.) Also, many of the Bank's loans are collateralized (84% were collateralized at December 31, 1995), and that collateral can improve the recovery on troubled loans.

Loans reported as non-performing at December 31:

(in thousands)                          1995        1994        1993
CURRENT AND NONCURRENT
Non-accrual loans                      6,969       6,046       5,343
Restructured loans (still accruing)    1,364       2,316       3,162
Loans 90 days past due                    93          20         481
                                       8,426       8,382       8,986
Other real estate owned                  181         268       1,050
Total                                  8,607       8,650      10,036

NONCURRENT
Non-accrual loans                      3,160       1,276       3,373
Restructured loans (still accruing)        0           0           0
Loans 90 days past due                    93          20         481
                                       3,253       1,296       3,854
Other real estate owned                  181         268       1,050
Total                                  3,434       1,564       4,904
Loans reported as nonperforming
  but which are current, as a
  percentage of total loans reported
  as nonperforming                        61%         82%         51%

Miscellaneous Other Operating Income
During 1994, the Bank and its directors' and officers' insurer settled their dispute regarding the Bank's legal and settlement costs in the Pioneer Mortgage federal class action and state court cases (see notes to consolidated financial statements). Under the terms of the settlement, the insurer paid the Bank $712,500 (in addition to the $750,000 the insurer had previously advanced toward the Bank's settlement with the plaintiffs) which was credited to miscellaneous other operating income.

Other Non-Interest Expenses
Included in other non-interest expenses are the following:
  1. Legal fees and settlement costs (and provisions therefor) in connection with the Pioneer Mortgage Company and Pioneer Liquidating Corporation litigation:

                 In 1995    $988,000
                 In 1994    $504,000
                 In 1993    $592,000

     Matters pertaining to the federal class action and state court cases resulting from the 1991 Pioneer Mortgage Company litigation, including the Bank's claim against its insurer, have been settled. The 1993 litigation brought by Pioneer Liquidating Corporation was settled in 1995.
  2.  Other Real Estate Owned ("OREO") losses and expenses:
                 In 1995    $129,000
                 In 1994    $462,000
                 In 1993    $754,000

     OREO property, which peaked at approximately $5 million in 1991, continued to decline in 1995 (to $181,000 at December 31, 1995) as Management continued vigorous efforts to dispose of repossessed property. Management expects that there will be other repossessions in the future but intends to continue to dispose of such properties as quickly as is prudent.
  3. Miscellaneous expense in 1993 includes provision for a loss in the amount of $500,000 due to an unfavorable arbitration decision which required the Bank to rescind the 1988 sale of a single family residence which it had taken in foreclosure in 1987. The property was resold in 1994.

Subsidiary Data
San Diego National Bank. The Bank earned $989,000 in 1995 and $382,000 in 1994 compared to a loss of $1,870,000 in 1993. Return on average assets
(ROA) was 0.65%, 0.23%, and (1.07%), respectively.  Return on average equity
(ROE) was $8.07%, 3.20%, and (14.65%), respectively. The reasons for the change in Bank earnings have been enumerated in the preceding pages.
     See notes to the consolidated financial statements and "Capital Resources" for information regarding the Bank's capital ratios.

San Diego National Bank Building Joint Venture. The Joint Venture recorded pre-consolidation gross building revenues of $1,947,000, $2,046,000, and $2,048,000 in 1995, 1994, and 1993, respectively, resulting in pre-consolidation pre-tax losses of $769,000, $447,000, and $453,000, respectively. Depreciation and amortization expenses were $601,000,
$636,000, and $640,000 in 1995, 1994 and 1993, respectively. The increased loss in 1995 is attributable primarily to the reduced revenues (see discussion below) and increased interest payable to the Company on advances used to pay down the building mortgage loans, which is eliminated from the financial statements in consolidation (see "Capital Resources").
     At the beginning of the Joint Venture, the limited partners' share of its losses were charged against the investment capital accounts of the limited partners.  During 1990, these capital accounts reached zero, requiring the Company to absorb additional operating losses of approximately $288,000 in 1995, $168,000 in 1994 and $194,000 in 1993 which would otherwise have been charged to the limited partners. In 1995, the limited partners' cumulative share of the operating losses absorbed by the Company was reduced by their share of the gain on the prepayment discount on the mortgage (see below; approximately $562,000) resulting in net losses absorbed by the Company of $1,017,000 as of December 31, 1995.
     There is substantial amount of vacant office space in downtown San Diego. A recent study indicated that the downtown occupancy level was approximately 79% (29th lowest among 31 U.S. cities included in the survey). This creates a highly competitive rental market, generally requiring the granting of generous lease concessions and/or low rental rates to obtain new tenants or retain existing ones. Some tenants with limited time remaining on existing leases have negotiated for lower current rental rates in exchange for extensions of their leases. At the end of 1995, the building was approximately 98% leased, although concessions to some tenants who are not utilizing all of their leased premises would reduce the effective occupancy to approximately 93%.
     In November 1994, the then existing first mortgage loan on the building was purchased by the two limited partnerships managed by WHR Management
Corp. which subsequently purchased the Company's stock (see "Capital
Resources").   In January 1995, the Joint Venture and WHR entered into a
modification agreement which, inter alia, allowed for prepayment of the loan at a discount. On November 30, 1995 the loan was paid off at a discount of $1,579,000 from face value resulting in a net gain, after expenses and taxes of $1,457,000. Because the mortgage was held by a related party, the gain has been credited directly to shareholders' equity.

Business Environment
Through the 1990's, economic recovery of San Diego and the entire Southern California area has lagged behind that of the nation as a whole.
     Interest rates began to fall during 1995 after rising in 1994. Should interest rates continue to decline, net interest spread will be negatively impacted. The majority of the Bank's variable rate loans adjust on the day that a rate reduction is made. The offsetting reduction in interest paid on deposits is delayed until certificates of deposit mature and, additionally, competitive pressure from savings institutions and non-bank money funds may inhibit reduction in rates paid on these and other interest-bearing accounts.

                      CONSOLIDATED BALANCE SHEETS
                  SDNB Financial Corp. and Subsidiaries

                                                       December 31,
(dollars in thousands)                             1995           1994

ASSETS
Cash and due from banks                        $ 13,440        $11,936
Interest bearing deposits in other banks          2,780          1,381
Investment securities held-to-maturity            7,408         17,321
Investment securities available-for-sale         27,033          9,910
Federal funds sold                               24,700         24,000

Loans                                            92,331         97,058
Less allowance for loan losses                    2,002          2,148
    Net loans                                    90,329         94,910

Premises and equipment, net                      10,975         11,089
Other real estate owned                             181            268
Accrued interest receivable and other assets      1,726          2,370
                                              $ 178,572       $173,185

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Deposits:
    Non-interest bearing                       $ 49,505        $45,693
    Interest bearing                             90,904         92,583
    Total deposits                              140,409        138,276

  Securities sold under agreement to repurchase  12,934         12,285
  Accrued interest payable and other liabilities    554            953
  Notes payable                                   7,989         12,702
    Total liabilities                           161,886        164,216

Commitments and contingencies (notes 9, 10 and 11)

Shareholders' equity:
  Common stock, no par value; authorized
    15,000,000 shares, issued and outstanding
    3,073,260 in 1995 and 1,538,364 in 1994      20,314         14,585
  Accumulated deficit                            (3,587)        (5,256)
  Net unrealized holding losses on
    available-for-sale securities                   (41)          (360)
    Total shareholders' equity                   16,686          8,969
                                               $178,572       $173,185


The accompanying notes are an integral part of the financial statements.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     SDNB Financial Corp. and Subsidiaries

                                                     Years ended December 31,
(dollars in thousands except per share amounts)    1995       1994       1993

Interest Income:
  Interest and fees on loans                    $10,090     $9,500    $10,404
  Interest on federal funds sold                    904        732        364
  Interest on investment securities:
    Taxable                                       1,655      1,394        899
    Exempt from federal income tax                   94        192        263
    Total interest income                        12,743     11,818     11,930

Interest Expense:
  Deposits                                        2,928      2,497      3,146
  Short-term borrowings                             288        409        213
    Total interest expense                        3,216      2,906      3,359
    Net interest income                           9,527      8,912      8,571

Provision For Loan Losses                           200      1,850      2,950
  Net interest income after provision
  for loan losses                                 9,327      7,062      5,621

Other Operating Income:
  Security gains, net                                11          0          0
  Building income                                   903      1,067      1,088
  Miscellaneous                                     816      1,580      1,017
    Total other operating income                  1,730      2,647      2,105

Other Operating Expenses:
  Salaries and employee benefits                  4,056      3,630      3,371
  Occupancy                                         532        492        486
  Building operating expenses, including interest
    expense of $941, $788, and $820
    for 1995, 1994 and 1993, respectively         2,422      2,296      2,310
  Other non-interest expenses                     3,830      3,447      4,355
    Total other operating expenses               10,840      9,865     10,522

  Income (loss) before income tax
    and cumulative effect of accounting change      217       (156)    (2,796)

Income Tax                                            5          3          0
  Income (loss) before cumulative effect
    of accounting change                            212       (159)    (2,796)

Cumulative Effect of Accounting
  Change ($0.15 Per Share)                            0          0        234

  Net income (loss)                             $   212      $(159)   $(2,562)
  Net income (loss) per share                   $  0.10     $(0.10)   $ (1.67)

The accompanying notes are an integral part of the financial statements.

                               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                  SDNB Financial Corp. and Subsidiaries

                                                                           Net unrealized
                                                                         holding losses in
For years ended December 31, 1995, 1994 and 1993   Common  Accumulated  available-for-sale
(dollars in thousands)                              Stock    Deficit         securities       Total
Balances at January 1, 1993                      $ 14,585   $ (2,535)           $0          $12,050

Net loss                                                0     (2,562)            0           (2,562)

Balances at December 31, 1993                      14,585     (5,097)            0            9,488

Effect of adopting Statement of Financial
  Accounting Standards No. 115, Accounting for
  Certain Investments in Debt and Equity Securities
  ("SFAS No.115"), on January 1, 1994                   0          0           (10)             (10)

Net change in fair value of
  available-for-sale securities                         0          0          (350)            (350)

Net loss                                                0       (159)            0             (159)

Balances at December 31, 1994                    $ 14,585   ($ 5,256)       ($ 360)         $ 8,969

Proceeds from issuance of common stock, 1,534,896
  shares issued at $4.34/share less associated
  costs of $932.  A warrant to purchase 37,363
  shares of common stock at $4.34 per share until
  September 29, 1997 was issued to Torrey Pines
  Securities, Inc. which acted as underwriter in
  the stock offering.                               5,729          0             0            5,729

Gain on early payment of loan (Note 22)                 0      1,457             0            1,457

Net change in fair value of available-for-sale
  securities                                            0          0           319              319

Net income                                              0        212             0              212

Balances at December 31, 1995                    $ 20,314   $( 3,587)        ($ 41)        $ 16,686

<F1>
The accompanying notes are an integral part of the financial statements.

                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                       SDNB Financial Corp. and Subsidiaries

                                                    Years ended December 31,
(dollars in thousands)                            1995       1994        1993
OPERATING ACTIVITIES:
Net income (loss)                              $   212      $(159)    $(2,562)
Adjustments to reconcile net income (loss)
   to net cash provided by operating activities:
 Provision for loan losses                         200      1,850       2,950
 Provision for depreciation and amortization     1,279      1,332       1,102
 Cumulative effect of accounting change              0          0        (234)
 Amortization of investment security discounts    (240)       (65)        (84)
 Other expense not utilizing (providing) cash      173        175         106
 Unearned loan fees                                157        104          (5)
 Taxes refundable                                   33        (30)        477
 Interest receivable and other assets             (807)      (144)       (691)
 Interest payable and other liabilities           (399)       (66)        545
   Total adjustments                               396      3,156       4,166
   Net cash provided by operating activities       608      2,997       1,604

INVESTING ACTIVITIES:
 Proceeds from maturities of held for
   investment securities                             0          0      10,699
 Proceeds from maturities of
   held-to-maturity securities                   6,504      9,443           0
 Proceeds from called held-to-maturity securities,
   including gross realized gains of $10         1,802          0           0
 Proceeds from maturities of
   available-for-sale securities                 6,993      6,927           0
 Proceeds from sales of available-for-sale securities,
   including gross realized gains of $1          5,324          0           0
 Purchases of held for investment securities         0          0     (23,037)
 Purchases of held-to-maturity securities       (2,000)    (8,847)          0
 Purchases of available-for-sale securities    (25,097)    (4,950)          0
 Net change in gross loans                       4,320     11,508      18,549
 Proceeds from OREO properties                     556        889       1,041
 Purchases of OREO properties                        0       (520)          0
 Purchases of premises and equipment              (737)      (232)       (221)
   Net cash provided (used)
   by investing activites                       (2,335)    14,218       7,031

FINANCING ACTIVITIES:
 Net change in deposits                          2,133        126     (26,589)
 Net change in short-term borrowings            (1,894)     3,172       4,619
 Proceeds from issuance of long-term debt,
   net of associated costs of $48                7,952          0           0
 Payments of long-term borrowings               (8,590)      (222)       (251)
 Proceeds from issuance of common stock          6,661          0           0
 Payments of costs associated with issuance
   of common stock                                (932)         0           0
   Net cash provided (used)
   by financing activities                       5,330      3,076     (22,221)
   Change in cash and cash equivalents           3,603     20,291     (13,586)
Cash and cash equivalents at beginning of year  37,317     17,026      30,612
   Cash and cash equivalents at end of year    $40,920    $37,317     $17,026

For the purpose of the statement of cash flows, the Company considers cash and
cash equivalents to be as follows at December 31, 1995       1994        1993
Cash and due from banks                        $13,440    $11,936      $9,044
Interest-bearing deposits in other banks         2,780      1,381       1,682
Federal funds sold                              24,700     24,000       6,300
   Totals                                      $40,920    $37,317     $17,026

Supplemental cash flow information:               1995       1994        1993
CASH PAID FOR:
Interest                                        $4,316     $3,661      $4,163
Income Taxes                                        $1         $3          $0
Non-cash items: transfer of loans to OREO         $553         $0        $739

The accompanying notes are an integral part of the financial statements.

                         NOTES TO FINANCIAL STATEMENTS
                     SDNB Financial Corp. and Subsidiaries


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accounting and reporting policies of SDNB Financial Corp. (the Company) and subsidiaries are in accordance with generally accepted accounting principles and conform to general practices within the banking industry.
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and iabilities and disclosure of contingent assets and liabilities at the date(s) of the financial statements and the reported amounts of revenues and expenses during the reporting period(s). Actual results differ from those estimates. The following is a summary of the more significant policies:
     BASIS OF PRESENTATION All dollar amounts are presented in thousands unless otherwise indicated.
     The consolidated financial statements include the accounts of SDNB Financial Corp. and all companies which are more than 50% owned, directly or indirectly, including San Diego National Bank (the Bank), 100% owned, the Company's principal subsidiary. All significant inter-company items are eliminated.
     INVESTMENT SECURITIES The Company implemented Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS No. 115") effective January 1, 1994. The impact of adoption was immaterial. SFAS No. 115 was issued in May 1993 and addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Investments are to be classified in three categories and accounted for as follows:

CLASSIFICATION                ACCOUNTING

Held-to-maturity              Reported at amortized cost

Trading securities            Reported at fair value; unrealized
                              gains and losses included in net
                              income

Available-for-sale            Reported at fair value; unrealized
                              gains and losses included as a
                              separate component of shareholders' equity

     Prior to adoption of SFAS No. 115, due to management's intent and ability to hold to maturity, all securities in the investment portfolio were classified as held for investment and were stated at cost, adjusted for amortization of premiums and accretion of discounts. Such amortization and accretion were recognized as adjustments to interest income on investment securities. On November 15, 1995, the Financial Accounting Standards Board ("FASB") authorized a one-time transfer between classifications which was required to be made no later than December 31, l995. Pursuant to such authority, the Bank transferred securities with an amortized cost of $3.8 million and an unrealized loss of $19 thousand from "held to maturity" to "available for sale."
     Realized gains or losses, if any, are determined using the specific identification method.
     LOANS Interest on loans is credited to income based on the principal amount outstanding. Loan fees received, to the extent they exceed origination costs, are deferred and amortized over the expected loan term.
     Effective January 1, 1995, the Company implemented Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan ("SFAS No. 114") as amended by Statement of Financial Accounting Standards No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures ("SFAS No. 118"). Under SFAS No. 114, a loan is considered impaired, based on current information and events, if it is probable the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that collateral dependent loans are measured for impairment based on the fair value of the collateral. Adoption of SFAS No. 114 did not have a material effect on the Company's financial statements.
     Loans are placed on non-accrual when a reasonable doubt exists as to the collectibility of interest or principal. Loans may be returned to accrual status when all principal and interest amounts contractually due are reasonably assured of repayment in an acceptable period of time, and there is a sustained period of repayment performance (generally a minimum of six months) by the borrower.
     While a loans is classified as non-accrual and the future collectibility of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case of a partially charged-off loan, interest income is limited to that which would have been recognized on the remaining recorded loan balance. Cash interest receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.
     ALLOWANCE FOR LOAN LOSSES An allowance for loan losses is maintained at the level deemed appropriate by management to provide for known and inherent risks in the loan portfolio. The allowance is based on a continuing review of the portfolio, past loan loss experience, current economic conditions which may affect the borrowers' ability to pay, and the underlying collateral value of the loans. Loans which are deemed to be uncollectible are charged off and deducted from the allowance. The provision for loan losses and recoveries on loans previously charged off are added to the allowance.
     The allowance for possible loan losses is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.
     PREMISES AND EQUIPMENT Premises and equipment are stated at cost less accumulated depreciation. Depreciation is charged to operating expense using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized to operating expense over the term of the respective lease or the estimated useful life of the improvement, whichever is shorter. When assets are sold or retired, the assets and accumulated depreciation are removed from the accounts. Gains or losses on disposals are credited or charged to income.
     OTHER REAL ESTATE OWNED (OREO) OREO property is accounted for at the lower of the recorded investment in the loan satisfied or its appraised value at the time of transfer to the OREO category, less estimated selling costs. Investment in the loan satisfied is the unpaid balance of the loan increased by accrued and uncollected interest, unamortized premium, and loan acquisition costs, if any, and decreased by previous direct write-down, finance charges, and unamortized discount, if any. Any excess of the recorded investment in the loan satisfied over the appraised value of the property is charged against the allowance for loan losses. Legal fees and direct costs of acquiring the property and costs of carrying the property subsequent to recording as OREO are expensed as incurred. Any reduction in the value of the property subsequent to its being recorded as OREO is charged directly to expense and is recorded as an allowance. The allowance for OREO at December 31, 1995 and 1994 was $14 and $20, respectively.
     INCOME TAXES The Company files a consolidated federal income tax return and a combined California state franchise tax return with its subsidiaries. Amounts equal to tax benefits of those companies having taxable losses or credits are reimbursed by those companies which incur tax liabilities. Any excess of alternative minimum tax over regular tax determined on a consolidated basis will be borne by the parent company.
     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109"), which requires the use of the liability method in the computation of income tax expense and current and deferred income taxes payable. Under SFAS No. 109, income tax expense consists of taxes payable for the year and the changes during the year in deferred tax assets and liabilities. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.
     EARNINGS PER SHARE Net income per share for 1995 is based on 2,197,615 weighted average shares outstanding. Net loss per share for 1994 and 1993 are based on 1,538,364 shares outstanding.
     EMPLOYEE STOCK COMPENSATION PLANS In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"). Under the provisions of SFAS No. 123, the Company is encouraged, but not required, to measure compensation costs related to its employee stock compensation plans under the fair value method. Under this method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. If the Company elects not to recognize compensation expense under this method it is required to disclose the pro forma net income and earnings per share effects based on the SFAS No. 123 fair value methodology. SFAS No. 123 applies to financial statements for fiscal years beginning after December 15, 1995. Earlier implementation is permitted. The Company will implement the requirements of SFAS No. 123 in 1996 and will only adopt the disclosure provisions of this statement.

NOTE 2: CASH AND DUE FROM BANKS
The Bank is required to maintain reserves with the Federal Reserve
Bank. Reserve requirements are based on a percentage of deposit liabilities. The average amounts held at the Federal Reserve Bank for the years ended December 31, 1995 and 1994 were approximately $1,706 and $1,371, respectively.

NOTE 3:  INVESTMENT SECURITIES
The amortized cost and estimated market values of investment securities are summarized as follows at December 31, 1995:

                                 Gross       Gross       Gross       Estimated
                               Amortized  Unrealized  Unrealized      Market
                                 Cost       Gains       Losses        Value
DECEMBER 31, 1995:
Available for sale:
  U.S. Treasury               $13,532        $0          $(17)       $13,515
  U.S. Government agencies     12,797        28           (52)        12,773
  Other                           472         0             0            472
  Federal Reserve Bank stock      273         0             0            273
                              $27,074       $28          $(69)       $27,033

Held to maturity:
  U.S. Treasury                $1,000        $0           $(2)         $998
  U.S. Government agencies      4,021        10           (61)        3,970
  States and municipalities     1,637         6           (12)        1,631
  Other                           750         0             0           750
                               $7,408       $16          $(75)       $7,349

DECEMBER 31, 1994:
Available for sale:
  U.S. Government agencies     $9,997        $0         $(360)       $9,637
  Federal Reserve Bank stock      273         0             0           273
                              $10,270        $0         $(360)       $9,910

Held to maturity:
  U.S. Treasury                $1,998        $0          $(45)       $1,953
  U.S. Government agencies     11,397         0          (602)       10,795
  States and municipalities     3,176         0           (33)        3,143
  Other                           750         0             0           750
                              $17,321        $0         $(680)      $16,641

                                                         Estimated
                                            Amortized      Market
                                              Cost         Value
DECEMBER 31, 1995:
Available for sale:
  Due in one year or less                   $15,804       $15,786
  Due after one year through five years      10,997        10,974
  Due after five years through ten years          0             0
  Federal Reserve Bank stock                    273           273
                                            $27,074       $27,033
Held to maturity:
  Due in one year or less                    $3,000        $2,997
  Due after one year through five years       3,137         3,082
  Due after five years through ten years      1,271         1,270
                                             $7,408        $7,349

     Investment securities with a carrying value of $3,778 and $3,276 at December 31, 1995 and 1994, respectively, were pledged as security for public deposits and other purposes.

NOTE 4. LOANS AND RELATED ALLOWANCE FOR LOAN LOSSES
At December 31, 1995 and 1994 loans consist of the following:

                                 1995                  1994
Commercial                    $54,628               $57,808
Real estate                    35,192                37,534
Installment                     2,877                 2,239
Unearned loan fees               (366)                 (523)
                              $92,331               $97,058

     In the normal course of business, the Bank has made loans to certain executive officers and directors or entities with which these individuals are associated under terms consistent with the Bank's general lending policies. In October 1990, the Bank discontinued further lending to such persons or entities (except for cash secured loans) beyond the maturity of existing loans. Exceptions to this policy were granted to one director where the amounts of loans outstanding are less than the amounts outstanding when the policy was adopted and to another whose guarantee of a loan was made prior to his becoming a director.
     A summary of the activity in the allowance for loan losses is as follows:

                                           1995      1994      1993
Balance at beginning of year             $2,148    $2,522    $2,111
Provision charged to operating expenses     200     1,850     2,950
Loans charged off                          (655)   (2,362)   (2,716)
Recoveries                                  309       138       177
Balance at end of year                   $2,002    $2,148    $2,522

     As of December 31, 1995 and 1994, restructured loans were $6,925 and $3,460, respectively. Of these totals, $1,364 and $2,316 were accruing at December 31, 1995 and 1994, respectively. The difference between interest income recorded as restructured and interest income that would have been recorded if not restructured was immaterial.
     As of December 31, 1995, the recorded investment in loans for which impairment has been recognized in accordance with SFAS No. 114 totaled $5,422. Of this total , $1,265 related to loans with no valuation allowance, either because the loans have been partially written down through charge-offs or because collateral value exceeds contractual amounts due. The remaining $4,157 related to to loans with a valuation allowance of $241. For the year ended December 31, 1995, the average recorded investment in impaired loans was approximately $2,951. The Company recognized $212 of interest on impaired loans (during the portion of the year they were impaired) all of which represents income recognized using a cash basis method of accounting during the time within the year the loans were impaired.

NOTE 5: PREMISES AND EQUIPMENT

   Premises and equipment at December 31, 1995 and 1994 are summarized as follows:

                                      1995                1994
Building                           $11,705             $11,708
Furniture, fixtures and equipment    2,936               2,855
Leasehold improvements               4,010               4,356
                                    18,651              18,919
Less accumulated depreciation
  and amortization                   7,676               7,830
                                   $10,975             $11,089

NOTE 6: DEPOSITS
The year-end balances for deposits by major classification are as follows:

                                      1995                  1994
Non-interest bearing demand       $ 49,505              $ 45,693
Interest bearing demand             64,185                69,839
Savings                              3,982                 4,844
Time deposits of $100 or more       12,748                10,374
Other time deposits                  9,989                 7,526
                                  $140,409              $138,276

     Interest expense on deposits was comprised of the following:

                                      1995       1994       1993
Interest bearing demand             $1,873     $1,623     $1,373
Savings                                 92         77         79
Time deposits of $100 or more          471        347        725
Other time deposits                    492        450        969
                                    $2,928     $2,497     $3,146

   Domestic time deposits over $100 at December 31, 1995 mature in the following periods:

                               Time Certificates         All Other
                                  of Deposit           Time Deposits
Three months or less                $6,167                  $201
Over three through six months        3,360                   200
Over six through twelve months       2,498                     0
Over twelve months                       0                   322
                                   $12,025                  $723

NOTE 7:  NOTES PAYABLE
Notes payable consist of the following:

                                                       1995      1994
Note payable to a limited liability company
payable in monthly installments of $76 which
include interest at 9.8%.  The loan is
collateralized by the bank building and is due
December 1, 2005.  As additional consideration for
the loan the Company issued warrants to purchase
150,000 shares of Common Stock at $5.44 per share
until November 30, 1999.                             $7,989        $0

Note payable to two limited partnerships, managed
by WHR Management Corp. (owner of 24.9% of the
Company's Common Stock) paid November 29, 1995 at a
discount (see Note 22).                                   0    10,158

Note payable to a corporation (which is owned by a
member of the Company's Board of Directors); paid
November 29, 1995.                                        0     1,900

Notes payable to individuals (officers and/or
directors of the Company)paid September 30, 1995.         0       390

Notes payable to individuals paid March 31, 1995.         0       240

Notes payable to a corporation paid May 9, 1995.          0        14
                                                     $7,989   $12,702

NOTE 8:  INCOME TAXES
The Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109"), as of January 1, 1993.
The cumulative effect of this change in accounting for income taxes increased 1993 net income by $234 ($0.15 per share) and is reported separately in the consolidated statement of operations.

     The components of income tax expense attributable to continuing operations for the years ended December 31, are as follows:

                               1995      1994      1993
Current:
    Federal                      $2        $0        $0
    State                         3         3         0
  Total current                   5         3         0
Deferred:
    Federal                       0         0         0
    State                         0         0         0
  Total deferred                  0         0         0
  Income tax expense             $5        $3        $0


     Income tax expense attributable to operations differs from the amounts computed using the federal statutory income tax rate as a result of the following at December 31:

                               1995      1994      1993
Computed expected taxes         $74      $(57)    $(951)
California franchise tax,net
  of federal income tax benefit   3         0         0
Nontaxable interest income      (30)     (113)      (84)
Alternative minimum tax           2         0         0
Net operating loss              (57)        0         0
Adjustment of the valuation
  allowance                       0       168     1,003
Other                            13         5        32
  Income tax expense             $5        $3        $0

     The components of net deferred taxes at December 31, 1995 and 1994 are as follows:

                                      Deferred
                           December   (Expense)   December
                            31,1994    Benefit     31,1995
OREO gains/losses             ($438)     $483       $45
Joint venture                  (313)       28      (285)
Bad debt allowance              373        94       467
Deferred compensation            14         2        16
Land lease                      163      (114)       49
Depreciation                   (149)      (49)     (198)
Miscellaneous                    30        37        67
Net operating loss            2,292    (1,071)    1,221
Debt refinance                    0       622       622
AMT credit carryforward           0       148       148
  Net deferred tax asset      1,972       180     2,152
Valuation allowance          (1,972)     (180)   (2,152)
                                 $0        $0        $0

     At December 31, 1995, the Company has net operating loss ("NOL") carryforwards for Federal tax purposes of approximately $3,083, to offset future Federal taxable income. The Company also has NOL carryforwards for California Franchise Tax purposes of approximately $4,944, of which 50% is available to offset future state taxable income, subject to the limitations below. The Federal NOLs begin to expire in 2007 and the California NOLs begin to expire in 1997.
      The Company also has Alternative Minimum Tax credits for financial reporting purposes to offset future federal taxes of approximately $148.
      Current tax statutes impose substantial limitations under certain circumstances on the use of carryforwards upon the occurrence of an "ownership change". An ownership change can result from the issuance of equity securities by the Company, purchases of the Company's securities in the secondary market or a combination of the foregoing.

NOTE 9:  LEASE COMMITMENTS
At December 31, 1995, minimum rental payments due under the Company's operating leases having initial or remaining non-cancelable lease terms in excess of one year are as follows:

                    1996          $ 1,122
                    1997            1,029
                    1998            1,033
                    1999            1,033
                    2000              988
                    Thereafter     17,994
                                 $ 23,199

     Total minimum lease payments include $6,787 of rental payments to the Joint Venture (the Company's 62%-owned subsidiary). The other primary component of the minimum lease payments is the Joint Venture's rental payments under a 99 year ground lease.
     Total rental expense under operating leases was $1,337 in 1995, $1,289 in 1994, and $1,259 in 1993. There are no contingent rental payments applicable to any of the leases. All leases provide that the Company pay taxes, maintenance, insurance and certain other operating expenses applicable to the leased premises or property in addition to the monthly minimum payments. Certain of the leases contain renewal clauses at the option of the lessee.

NOTE 10:  CONTINGENCIES
In the ordinary course of business, there are outstanding various commitments to extend credit and guarantees, as well as certain claims resulting from law suits, which are not reflected in the accompanying consolidated financial statements. Management does not believe that these items will have a material adverse effect on the consolidated financial condition of the Company.
     In January 1993, the Bank was named as a defendant in an adversary proceeding filed by Pioneer Liquidating Corporation ("PLC"), successor to six bankrupt Pioneer Mortgage Company entities (collectively, "Pioneer") in the Bankruptcy Court of the Southern District of California. Investors in Pioneer had previously filed suit against the Bank, which litigation was settled in 1992. The PLC case was settled with the final settlement agreement approved by the Federal District Court for the Southern District of California on November 29, 1995.
     A preliminary agreement between the Bank and PLC contemplated that the Bank would make payment to PLC on execution of the settlement agreement and assign to PLC certain charged-off loans, without recourse. The preliminary agreement further provided that after being given credit for the payment by the Bank and the collections on the assigned charged-off loans, payment of the remaining balance of the total settlement amount was to be guaranteed by Charles I. Feurzeig, Chairman of the Board of the Company, and PVCC, Inc., a corporation controlled by Mr. Feurzeig (collectively, the "Feurzeig Entities"). Such guarantee was being given by the Feurzeig Entities for consideration independent of Mr. Feurzeig's investment in the Company.
     Subsequent negotiations led to the settlement agreement approved by the Court whereby the Bank paid $600 to PLC and the Feurzeig Entities paid $1,050 to PLC upon execution of the settlement agreement and the Feurzeig Entities took the place of PLC with respect to assignment of the charged-off loans. In consideration of the modification of the original list of charged-off loans to eliminate certain loans which had been only partially charged-off, the Bank agreed to assign additional newly charged-off loans (90 days after charge-off) to the Feurzeig Entities, until the first to occur of:
     (a)  Five years after the date of the settlement agreement; or
     (b) Such time as the Feurzeig Entities have collected on such loans $1,050 plus a return equal to the rate of 9.5% per year on the unpaid portion of such $1,050.

     Pursuant to the settlement agreement the Feurzeig Entities do not have recourse or a claim against the Bank should the collections on the assigned charged-off loans amount to less than $1,050. Should the collections exceed $1,050 plus the return referred to above, the Feurzeig Entities have agreed to pay to the Bank 50% of such excess collections.

NOTE 11:  FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK
The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments may include loan commitments, interest rate exchange contracts, and standby letters of credit. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements.
     The Bank's exposure to credit loss in the event of non-performance by the other party for loan commitments and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Bank has no significant concentrations of credit risk with any individual counterparty or groups of counterparties to originate loans. The Bank's lending is concentrated in San Diego County. Variable rate loans totaled $84,076 at December 31, 1995. The total contract amounts of financial instruments with off-balance sheet risk at December 31 are as follows:

                                          1995         1994
          LOAN COMMITMENTS:
            Variable rate              $42,667      $48,140
            Fixed rate                     707          431
            Letters of credit            2,633        1,997
                                       $46,007      $50,568

     Since many of the loan commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on Management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and residential and income-producing properties. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.
     During February 1995, the Bank entered into an interest rate swap to hedge against the effects of falling interest rates on income. If the prime interest rate falls below eight percent during the life of the contract, the Bank will receive payments amounting to the difference between the then existing prime rate and eight percent on the contract amount of $20 million. These payments continue while the prime interest rate stays below eight percent or until expiration of the contract, February 3, 1998. The Bank's exposure to credit loss in the event of non-performance of the counterparty is represented by the amount of these payments, which is presently undeterminable.

NOTE 12:  EMPLOYEE BENEFIT PLANS
The Bank maintains a Profit Sharing Plan and Deferred Savings Plan for the benefit of all employees. Contributions to the Profit Sharing Plan are made at the discretion of the Board. The Deferred Savings Plan provides a 401(k) plan for which the Bank may make discretionary matching contributions on a percentage basis. The Bank accrued $59 under the plans in 1995. No accrual was made for the years 1994 and 1993.

NOTE 13:  AVAILABILITY OF FUNDS FROM SUBSIDIARIES
Funds available for the payment of dividends by the Company would be obtained from the Bank.
     There are legal limitations on the ability of the Bank to provide funds for the Company. Under federal banking law, dividends declared by the Bank in any calendar year may not, without the approval of the Comptroller of the Currency, exceed its net income, as defined, for that year combined with its retained net income for the preceding two years.
At January 1, 1996, the Bank had available for dividends to the Company approximately $1,370 without approval of the Comptroller. Federal banking law also restricts the Bank from extending credit to the Company in excess of 10% of capital stock and surplus, as defined, of the Bank.
Any such extensions of credit are subject to strict collateral requirements.
     The Company and the Federal Reserve Bank of San Francisco ("Reserve Bank") entered into an agreement on November 20, 1992, pursuant to which the Company must obtain the approval of the Reserve Bank prior to the declaration of any cash dividends.

NOTE 14:  STOCK OPTIONS
In 1994 the Board of Directors adopted the "1994 Stock Option Plan" ("1994 Plan"), which was approved by the Company's shareholders on March 17, 1995. The Company has reserved 400,000 shares for issuance under the plan. Options are granted under the plan at a price not less than the fair market value of the Company's common stock on the date of grant. The options are exercisable in increments over a number of years as determined by the Board of Directors but not to exceed 10 years and expire three months after termination of employment or cessation of affiliation as a director. The plan expires September 10, 2004, as to any shares not at the time subject to option. Options can, depending on the circumstances of issuance, be either incentive stock options, which are qualified under provisions of the Internal Revenue Code for certain tax-advantaged treatment, or non-qualified options.
     The 1994 Plan replaced a similar plan, the "1984 Stock Option Plan" ("1984 Plan") which had expired.
     As of December 31, 1995, there were non-qualified options outstanding under the 1984 Plan for 168,294 shares at exercise prices ranging from $3.25 to $7.94 per share and Incentive Stock Options outstanding for 250,401 shares at exercise prices ranging from $3.25 to $11.13 per share.
     As of December 31, 1995, there were non-qualified options outstanding under the 1994 Plan for 98,000 shares at a price of $6.00 per share and Incentive Stock Options outstanding for 67,000 shares at prices ranging from $3.25 to $6.00 per share.

NOTE 15:  LEASE INCOME
The Joint Venture (the Company's 62%-owned subsidiary) is the lessor of the Building in which the Bank has its main office. The lease term is 20 years. Certain of the Building leases contain renewal clauses at the option of the lessees. At December 31, 1995, minimum lease payments to be received by the Joint Venture on non-cancelable operating leases are as follows:


                  1996         $ 1,724
                  1997           1,471
                  1998           1,302
                  1999           1,199
                  2000           1,155
                  Thereafter     3,800
                               $10,651

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

NOTE 17:  PARENT COMPANY INFORMATION

The following financial information represents the condensed balance sheets of SDNB Financial Corp. (parent company only) as of December 31, 1995 and 1994, and the related condensed statements of income and cash flows for each of the three years in the period ended December 31, 1995.

CONDENSED BALANCE SHEETS                          1995           1994
ASSETS
Cash in San Diego National Bank                   $142            $30
Interest bearing deposits in other banks           497              0
Investment securities available-for-sale           472              0
Investment in San Diego National Bank           13,615         11,307
Investment in SDNB Building Joint Venture       (2,647)        (3,375)
Investment in SDNB Mortgage Bankers                  6              6
Note receivable from Joint Venture               4,558          1,413
Other assets                                       119            462
                                               $16,762         $9,843

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Due to subsidiaries for income taxes              $7            $32
  Other liabilities                                 69            212
  Notes payable                                      0            630
  Total Liabilities                                $76           $874

Shareholder's equity:
  Common Stock, no par value; authorized
    15,000,000 shares, issued 3,073,260
    in 1995 and 1,538,364 in 1994               20,314         14,585
  Accumulated Deficit                           (3,587)        (5,256)
  Net unrealized holding losses on
    available-for-sale securities                  (41)          (360)
Total shareholders' equity                      16,686          8,969
                                               $16,762         $9,843

CONDENSED STATEMENTS
OF OPERATIONS                                     1995        1994       1993
Management income                                  $39         $41        $21
Interest income                                    311         136         66
Rental income                                      198         225        218
  Total income                                     548         402        305
Operating expenses                                 584         498        433
  Loss before income taxes and equity in
    undistributed income (loss) of subsidiaries
    and cumulative effect of accounting change     (36)        (96)      (128)
Allocated income tax                                21          (1)         0
  Loss before equity in undistributed
    income (loss) of subsidiaries and cumulative
    effect of accounting change                    (15)        (97)      (128)
Equity in undistributed income (loss)
  of subsidiaries                                  227         (62)    (2,313)
Income (loss) before cumulative effect of
  accounting change                                212        (159)    (2,441)
Cumulative effect of accounting change               0           0       (121)

  Net income (loss)                               $212       $(159)   $(2,562)

CONDENSED STATEMENTS
OF CASH FLOWS                                     1995        1994       1993
OPERATING ACTIVITIES:
Net income (loss)                                 $212       $(159)   $(2,562)
  Adjustments to reconcile net income (loss) to net
    cash used by operating activities:
      Net change in taxes payable                    0         (30)      (600)
      Provision for depreciation and amortization   15           4          6
      Cumulative effect of accounting changes        0           0       (121)
      Net change in other assets                   345        (267)        16
      Net change in other liabilities             (148)         59         50
      (Income) loss of wholly-owned subsidiaries  (227)         62      2,434
  Total adjustments                                (15)       (172)     1,785
  Net cash provided (used) by operating activities 197        (331)      (777)
INVESTING ACTIVITIES:
  Purchase of investment activities             (3,336)          0          0
  Sales of investment securities                 2,864           0          0
  Purchase of leasehold improvements                 0           0         30
  Advances to subsidiaries                      (4,161)          0          0
  Payments from subsidiaries                         0         100        173
  Net cash provided (used) by
    investing activities                        (4,633)        100        203
FINANCING ACTIVITIES
  Proceeds from short-term borrowings                0         275        440
  Repayments of short-term borrowings             (630)        (85)         0
  Proceeds from advances from subsidiaries           0          83        488
  Repayment of advances from subsidiaries          (54)        (26)      (516)
  Proceeds from issuance of common stock         5,729           0          0
  Payments for costs associated with
    issuance of common stock                      (932)          0          0
  Net cash provided by financing activities      5,045         247        412
  Increase (decrease) in cash                      609          16       (162)
  Cash at beginning of year                         30          14        176
  Cash at end of year                             $639         $30        $14

NOTE 18:  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
In 1992, the Company adopted SFAS 107 which requires the disclosure of the estimated fair value of its financial instruments. The following methods and assumptions were used to estimate the fair value of the other classes of financial instruments for which it is practice to estimate that value. Carrying value approximates fair value for cash and due from banks, federal funds sold and securities sold under agreements to repurchase.
     Interest Bearing Deposits In Other Banks For privately placed certificates of deposit, fair value is estimated using the rates currently offered for deposits of similar remaining maturities.
     Investment Securities Fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.
     Loans Fair value for variable rate loans is determined by using the present value of cash flows discounted from the first repricing opportunity. For fixed rate loans, the cash flows to maturity are discounted to achieve the present value. In each case, the discount rate is equal to the rate at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Non-accrual loans are discounted based on cash flows including principal repayment only at maturity.
     Deposit Liabilities The fair value of demand deposits, savings accounts, NOW accounts and money market accounts is the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.
     Acceptances Outstanding And Commercial Letters Of Credit Settlement value approximates fair value.
     Notes Payable Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.
     Commitments, Guarantees And Standby Letters Of Credit The fair values approximate the carrying amounts which are comprised of unamortized fee income.
     Interest Rate Contracts The fair value approximates the carrying amount which represents remaining unamortized contract price.

                                        Carrying amount      Fair value
FINANCIAL ASSETS:
Cash and due from banks                    $13,440            $13,440
Interest bearing deposits in other banks     2,780              2,782
Investment securities held-to-maturity       7,408              7,349
Investment securities available-for-sale    27,033             27,033
Federal funds sold                          24,700             24,700
Loans                                       92,331
Less allowance for loan losses               2,002
    Net loans                               90,329             90,312

FINANCIAL LIABILITIES:
Deposits:
    Non-interest bearing                   $49,505            $49,505
    Interest bearing                        90,904             90,922
    Total deposits                         140,409            140,427
Securities sold under agreements
  to repurchase                             12,934             12,934
Notes payable                                7,989              7,989

UNRECOGNIZED FINANCIAL INSTRUMENTS:

    Acceptances outstanding and commercial
      letters of credit                       $785
    Commitments, guarantees and standby
      letters of credit                       $128
    Interest rate contracts                   $ 27

NOTE 19:  MISCELLANEOUS OPERATING INCOME
Miscellaneous operating income consists of the following:

                                      1995      1994       1993
Service charge on deposits          $  583    $  633     $  737
Other service charges                  162       149        165
OREO income                             44        55         93
Other                                   27       743         22
                                    $  816    $1,580     $1,017

NOTE 20:  OTHER NON-INTEREST EXPENSES
Other non-interest expenses consist of the following:

                                     1995      1994       1993
Data Processing                    $  210    $  223     $  239
FDIC insurance premiums and
   OCC assessments                    273       442        487
Professional fees                     865       506        758
Provision for litigation settlement   350       250        150
Loan and collection expense           416       330        318
OREO expense                           52        59        168
Losses on OREO property                77       403        586
Miscellaneous                       1,587     1,234      1,649
                                   $3,830    $3,447     $4,355

NOTE 21:  CAPITAL RATIOS
The Comptroller of the Currency ("OCC") has established a framework for supervisory requirements of national banks based upon capital ratios. Based upon this framework, a bank's capitalization is defined as well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized or critically undercapitalized. As of December 31, 1995, the Bank's capital ratios were 12.73% and 13.98% for tier 1 capital and risk weighted capital, respectively. Under the OCC framework, a bank is well capitalized if its ratios are greater than or equal to 6% and 10% for tier 1 capital and risk weighted capital, respectively.
     The Federal Reserve Bank ("FRB"), as the regulatory body of the Company, has capital ratio requirements. Under the FRB Capital Adequacy Guidelines, all bank holding companies should meet a minimum ratio of qualifying total capital to weighted-risk assets of 8 percent, of which at least 4.0 percentage points should be in the form of tier 1 capital. At December 31, 1995, the Company's capital ratios were 14.18% and 15.43% for tier 1 capital and risk weighted capital, respectively.

NOTE 22:  GAIN ON EARLY PAYMENT OF LOAN
In January 1995, the note payable to the two limited partnerships managed by WHR Management Corp. was modified to provide for a discount for early payment. In November 1995, the note was paid in full.
Because the transaction was with a related party, the gain, $1,457, net of expenses and income taxes, has been credited directly to shareholders' equity.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of SDNB Financial Corp.
We have audited the accompanying consolidated balance sheets of SDNB Financial Corp. and the subsidiaries (the "Company") as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SDNB Financial Corp. and subsidiaries at December 31, 1995 and 1994, the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.
     As discussed in notes 1 and 8 to the consolidated financial statements, the Company changed its method of accounting for income taxes effective January 1, 1993.

                                    /s/Coopers & Lybrand L.L.P.
                                    San Diego, California
                                    February 5, 1996

                     INVESTOR RELATIONS INFORMATION


Availability Of Form 10-K
The Company will furnish, without charge, upon written request of any shareholder, a copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K (including financial statements and financial statement schedules, but without exhibits) for the fiscal year ended December 31, 1995. Requests should be addressed to:
         Howard W. Brotman, Secretary
         SDNB Financial Corp.
         Post Office Box 12605
         San Diego, CA  92112-3605

Direct Mailing To "Street Name" Holders
Shareholders who have certificates of SDNB Financial Corp. common stock held in brokerage accounts or otherwise not in their own names should receive the Company's annual reports from their brokers or other record holders. If you are such a shareholder and desire to receive those and other reports directly from SDNB Financial Corp. at the same time as record holders, please contact in writing:
         Howard W. Brotman, Secretary
         SDNB Financial Corp.
         Post Office Box 12605
         San Diego, CA  92112-3605

Independent Accountants
         Coopers & Lybrand L.L.P.
         402 West Broadway
         San Diego, CA  92101

Stock Transfer Agent
          American Stock Transfer & Trust Company
          40 Wall Street
          New York, NY  10005

Stock Information
Since October 6, 1987 the Company's common stock has been listed on the NASDAQ National Market System. There is only a limited market for the Company's common stock.
     The Company had approximately 1,000 shareholders as of December 31, 1995.

Price Information By Period
                              1995       1994
First quarter
    Low                      $3.25      $2.50
    High                      4.25       3.25
Second quarter
    Low                       3.625      2.50
    High                      4.25       3.25
Third quarter
    Low                       3.50       2.50
    High                      4.50       4.75
Fourth quarter
    Low                       4.50       3.00
    High                      6.25       4.75

Dividend Information
There were no stock or cash dividends declared in 1995 or 1994.

Common Stock Listing
The Company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol: SDNB.

                              BOARD OF DIRECTORS
                             SDNB Financial Corp.


(Individual pictures of SDNB Financial Corp. Board of Directors. From left to right (top row) Charles I. Feurzig, Douglas E. Barnhart, Howard W. Brotman, Julius H. Zolezzi, Karla Hertzog, (bottom row) Mark P. Mandell, Margaret "Midge" Costanza, Murray L. Galinson, Patricia L. Roscoe and Robert
B. Horsman.)

(Group picture of SDNB Senior Management Team (from left to right): Robert
B. Horsman, Murray L. Galinson, Ronald P. Bird, Mark P. Mandell, Joyce Chewning-Johnson, Howard W. Brotman.)

Board of Directors

Douglas E. Barnhart                    Howard W. Brotman
Chief Executive Officer,               Director,
Douglas E. Barnhart, Inc.              SDNB Financial Corp.
                                       Senior Vice President,
                                       San Diego National Bank

Margaret "Midge" Costanza              Charles I. Feurzeig
Partner,                               Chairman of the Board,
Martin & Costanza                      SDNB Financial Corp;
Communications                         President,
                                       PVCC, Inc.

Murray L. Galinson                     Karla J. Hertzog
Chief Executive Officer,               President,
San Diego National Bank                TOPS Total Personnel Services,
President, Chief Executive Officer,    Inc.
SDNB Financial Corp.

Robert B. Horsman                      Mark P. Mandell
President,                             Attorney-at-Law
San Diego National Bank

Patricia L. Roscoe                     Julius H. Zolezzi
Chairman,                              President,
Patti Roscoe & Associates, Inc.        Zolezzi Enterprises

Officers of SDNB Financial Corp.

Murray L. Galinson                     Robert B. Horsman
President,                             President,
Chief Executive Officer                San Diego National Bank

Howard W. Brotman                      Joyce Chewning-Johnson
Senior Vice President, Secretary,      Executive Vice President
Chief Financial Officer

San Diego National Bank
Business Advisory Council

John L. Baldwin                        Betty Byrnes
President,                             Medical Administrator
Baldwin Pacific Corp.

Shlomo Caspi                           Marvin Cohen
President,                             Architect
Caspi, Inc. & Caspi Enterprises

Michael H. Dessent                     Norman Eisenberg, CPA
Dean,                                  Eisenberg & Bonk
California Western School Of Law

James T. Gianulis                      Wayne L. Hanson
President,                             President,
Pacific Income Properties, Inc.        Cygnus Corp.

Warren O. Kessler, M.D.                Ed Mendelsohn
Hillcrest Urological                   President,
Medical Group                          ESM & Associates

Rebecca Newman                         James S. Nierman
Real Estate Broker                     Real Estate Investor

Gordon W. Parkman                      Reint Reinders
President,                             President,
Parkman Realty Corp.                   San Diego Convention and
                                       Visitors Bureau

Winifred Reno                          Nancy L. Scott
Owner,                                 President,
The Plantry                            Capital Equities of La Jolla

C. Randolph Strada                     William Verbeck
President,                             President,
First San Diego Co.,Inc.               WNV, Inc.

Arnold Winston
President,
BancCorp Companies, Inc.

San Diego National Bank
Senior Management Committee

Murray L. Galinson                     Robert B. Horsman
Chief Executive Officer                President

Joyce Chewning-Johnson                 Howard W. Brotman
Executive Vice President               Senior Vice President,
                                       Chief Financial Officer

Ronald P. Bird                         Mark P. Mandell
Senior Vice President,                 Director of Strategic Planning
Director of Business Services          and Business Development

San Diego National Bank Officers

Gail Jensen-Bigknife                   Richard Nance
Senior Vice President,                 Senior Vice President,
Real Estate Department                 Credit Administration

Nancy A. Aul                           Paul A. Fairweather
Vice President,                        Vice President,
Commercial Banking Group               Commercial Banking Group,
                                       Manager

Julius J. Kukta                        Eric W. Larson
Vice President,                        Vice President,
Corporate Banking Group                Finance

Rafael Martinez                        Pamela A. McMahon
Vice President,                        Vice President, Manager,
International Banking                  Corporate Banking Group

John K. McNulty                        Debra Perkins
Vice President,                        Vice President,
Business Development Manager           Compliance

Connie M. Reckling                     Roger Remnant
Vice President,                        Vice President
Human Resources                        Real Estate Department

Carlos Rivera                          Dawn Serafin
Vice President,                        Vice President,
Lending Manager,                       Operations
South Bay Office

Margherita Stutz                       John G. Weaver
Vice President,                        Vice President,
Corporate Banking Group                Commercial Banking Group

Don R. Wolfe                           Kristy Gregg
Vice President,                        Assistant Vice President,
Corporate Administration               Community Relations Manager

Kaye Hobson                            JoAnn Piper
Assistant Vice President,              Assistant Vice President,
Finance                                Business Services

Carol A. States                        Cynthia Velez
Assistant Vice President,              Assistant Vice President,
Commercial Banking Group               Operations

Willie Armas                           Barbara J. Bellini
Operations Officer                     Operations Officer

Daryl Durham                           Linda Eggen
EDP Manager                            Real Estate Administration
                                       Officer

Susie Mummery                          Jacqueline M. Murphy
Administrative Officer                 Operations Officer

Susan Ohlendorf                        William D. Scheffel
Operations Officer,                    Corporate Banking Lending Officer
Bankcard Services

Thomas S. Sperla                       Mary Beth Wilder
Special Assets Manager                 Financial Analyst


SDNB Financial Corp., 1420 Kettner Boulevard, San Diego, CA 92101,
(619) 231-4989
SAN DIEGO NATIONAL BANK is a member of FDIC and an Equal Housing Lender